www.citigold.com
CITIGOLD corporation

Citigold Corporation Limited
ACN 060397177

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

18 December 2006

Mr Elliot Staffin
Special Counsel
Office of International Corporat
US Securities & Exchange Con
Room 3099
450 Fifth Street, NW
WASHINGTON DC USA

082-04493

SUPPL

Dear Elliot

CITIGOLD CORPORATION – ASX RELEASES

Please find enclosed for your records, hard copies of Citigold Corporation Limited's releases to Australian Stock Exchange from May to December, 2006.

The releases are documented in sequence by release date and description as follows:

- 16.06.2006 Newsletter Issue 14 – 16 June 2006
- 03.07.2006 Appendix 3B
- 10.07.2006 Convertible Note Interest Payment
- 13.07.2006 Newsletter Issue 15 – 13th July 2006
- 20.07.2006 Warrior Pushes Towards Gold
- 21.07.2006 Appendix 3B
- 31.07.2006 Fourth Quarter Activities & Cashflow Reports
- 03.08.2006 Appendix 3B
- 03.08.2006 Section 708A Notice
- 07.08.2006 Response to ASX Share Price Query
- 17.08.2006 Appendix 3B
- 18.08.2006 Warrior Approaches Gold
- 31.08.2006 Warrior Intersects Gold Deposit
- 01.09.2006 Appendix 3B – Conversion of Notes
- 15.09.2006 Newsletter Issue 16 – September 2006
- 27.09.2006 Convertible Notes Interest Payment Notification
- 02.10.2006 Financial Report 2006
- 06.10.2006 Appendix 3B
- 06.10.2006 Section 708A(5)(e) Notice

dw 1/8

- 06.10.2006 Change of Directors' Interest Notice
- 06.10.2006 Change of Directors' Interest Notice
- 10.10.2006 Secured Loan Repaid
- 18.10.2006 Annual General Meeting Date
- 24.10.2006 Appointment of Director
- 27.10.2006 First Quarter Activities and Cashflow Report
- 27.10.2006 Notice of Annual General Meeting
- 30.10.2006 Annual Report
- 02.11.2006 Appendix 3B
- 07.11.2006 Warrior Matches Expectations
- 27.11.2006 Warrior Pours Gold
- 27.11.2006 2006 AGM Presentation
- 28.11.2006 Results of Meeting
- 05.12.2006 Appendix 3B
- 08.12.2006 Appendix 3B

If you have any questions regarding these forms please do not hesitate to contact me.

Yours faithfully

Matthew Martin
Company Secretary/Corporate Accountant
Citigold Corporation Limited

encl

NEWSLETTER

www.citigold.com
CITIGOLD Corporation

Issue 14 16 June 2006

Warrior Update

In this issue:

Mine Site
WARRIOR UPDATE

Staff Feature
CITIGOLD'S ENVIRONMENTAL OFFICER

Gold News
GOLD TRIVIA

Did You Know
CHARTERS TOWERS MINER -WORLDS FIRST LABOR PREMIER

Paperwork
OCCUPATIONAL HEALTH & SAFETY

Citigold Corporation Limited
ACN 060397177
ASX Code "CTO"
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia
Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820
Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE
Tel/Fax: +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

The Warrior business remains sound with strong fundamentals. Gold production from the Warrior gold deposit will be another positive step in your Citigold's growth. Since our last Warrior Update, Citigold has made some considerable progress at the mine site.

As previously mentioned, we had successfully raised company funds from placements and investments and is currently instrumental in strengthening and accelerating our position for further development of the mine.

According to Citigold's Chief Operating Officer, Mr Chris Towsey, due to some recent operational expansions as well as a number of key acquisitions, "we are currently making good increases in various areas of the



New Atlas Copco Rocket Boomer Jumbo Drilling Machine

whole process." Mr Towsey says that one predominant factor attributable to our recent progress at the Warrior is due to the two-fold increase of underground work from a daily single shift to a two-shift basis. Additionally, this past month we have welcomed on board a new staff member - Mr Rob Beattie, who brings a wealth of knowledge and experience in mining



Citigold's new Diamec diamond drill

engineering to the mine site team. As a direct result of these enhanced elements, we have achieved further work in preparation for mining with the underground face of the access decline recently reaching 620 metres from the portal. Some delays were experienced over the last few weeks but these are now resolved and good metres are planned for the balance of June and July.

In June we installed a new Atlas Copco Rocket Boomer jumbo drilling machine at the site, an acquisition that will contribute towards and enable us to achieve accelerated productivity of our decline rate and underground activities. As Mr Towsey explains, "the advantage of the new machine is that it'll facilitate improved availability, and with added accessible drilling hours, will provide us with a larger, more

sustainable operational capacity." He adds, "It'll also make it possible for us to achieve a longer advance of 3.7 metres as opposed to a previous cut of 3.1 metres in the same shift cycle." We are in the process of commissioning an entire range of new equipment, such as a second jumbo, a blast hole rig, and a diamond drill, all of which will substantially increase our resources at Warrior.

As mentioned in our last report, we had obtained a third haul truck. This acquisition has since facilitated improved loading operations and yielded an increase in scheduled output levels. Mr Towsey states that, with its larger capacity for transporting greater loads to and from the underground location, broken rock is now being removed at a significantly faster rate.

The access decline has reached the design depth, and is now levelling out. This process will continue to a subterranean


BELL B30D (27 tonne)
BELL B25I (22 tonne)
Elphinstone R2800
TORO 401D

length of 950 metres from the portal.

And finally, as analysed and predicted by our company geologists, the tunnel's decline has progressed through the Sons of Freedom reef, a high-grade structure representing significant information on the strong potential for gold mining of extensions of known structures in the area.

Citigold's Environmental Officer



Environmental Officer - Wayne Anderson

As Citigold Corporation's new Environmental Officer, Mr Wayne Anderson has, during his multifaceted career, accumulated a vast and impressive background in the extensive field of mining with over twenty-six years of professional experience to his name. Though he's rather humble about his numerous achievements to date. Mr Anderson has not only proven his exceptional talents but, throughout the years, has also proven his strong work ethic.

For Mr Anderson, a local resident of the Charters Towers area for the past twenty-five years, there was never any doubt as to his chosen career path. He has previously worked in a range of different roles, including a six-year stint as a soldier with the armed forces, a position he held from eighteen years of age, travelled from south to north of Australia, spending some time in Malaya and seeing the world for the first time, later nurturing his own landscaping and trucking business for eight years, but it is perhaps in his current position as Environmental Officer that has since seen him flourish the most, and is one that has always been in the making.

Born in Toowoomba, and as one of three children growing up around the areas of Toowomba, Ipswich and Brisbane in the south-east corner of Queensland, Mr Anderson has always had a penchant for the great outdoors. Having spent his early years amongst the bush, and as one who was regularly seen in a garden or on green turf, as a teenager he quickly embraced his unique abilities and developed his green thumb professionally by establishing his own business. "Even in early childhood, I was an avid gardener and mowing fanatic." he says proudly.

Mr Anderson, it seems, was always set for an environmental career. Coming from a long line of home gardeners and bushmen, the environment has certainly played a major role in his family life. "I can always remember the incredible patchwork of vegetables, including cauliflower, cabbages and potatoes growing in the backyard that was created by my grandfather ... growing things has always been an interest, and I've always had a reasonably good eye for it," he says.

With his dedication, tenacity, commitment and hard work in diverse positions, Mr Anderson has made valuable contributions to leading companies in his varied roles with ESSO Minerals, BHP Minerals, Selwyn Mine, Battle Mountain Australia and Mount Isa Mines, as well as a

brief six-monthly stint as a trainee fitter with Citigold back in 1999.

In his current position as Environmental Officer, Mr Anderson plays a crucial role in the company's environmental operations, and is responsible for ensuring Citigold's operational plans relate back to and comply with the Environmental Protection Agency's (EPA) standards. In addition, he acts in a cooperative position tending to and addressing general environmental enquiries from local members of the Charters Towers community.

"My role is similar to a liaison position where I'm somewhere between the company



Citigold drilling in the centre of Charters Towers

and the public or wider community," he states. On site, he can be found either on location monitoring and collecting both surface and underground water samples, or amongst the trees and grasslands" And, it's these diverse and interesting aspects of his role with Citigold that simultaneously challenge and spur him towards achieving his best. "The position is a very, very pleasant blend of the practical with the scientific."

On his days off, not surprisingly, Mr Anderson enjoys taking part in outdoors activities – both on and off the land. Whether it's fishing, canoeing, swimming, sailing, or taking care of and breeding his six quarter horses - there's never a shortage of interests lined up for him.

While discussing his future aims and visions for Citigold he's keen to mention that, "Citigold has done an excellent job in the past, they've been very mindful of their environmental responsibilities, and I think that that's to their credit. I would like to think I can not only maintain but enhance, where possible, the environmental operations," he says. And while he states this, I have no doubt that Mr Anderson will more than fulfil his aspirations.

Gold Trivia

As part of this issue's *Did You Know* column, we take you in to the often overlooked historical and cultural development of the precious yellow metal and, in doing so, we shed some light on this single item that, for centuries worldwide, has both enamoured its owners and become one of the public's most sought after and highly valued possessions.

We did some background research, and came across valuable resources from the World Gold Council, the international bullion merchants ATS Bullion Ltd and the National Mining Association, to bring the historical and factual context of gold to the forefront.

As a rare metallic substance with the ability to melt at a staggering 1064 degrees centigrade, and to boil at 2808 degrees centigrade, it's no coincidence that its chemical symbol, Au, is an abbreviated version of the word 'Aurum', meaning 'glowing dawn' according to Latin terminology.

Originally hailing from the European meaning of yellow - it's most prominent characteristic and the only metal in the world that is yellow in colour; the word 'gold' comes from the phrase 'gelo', as used in the old English language. Although its meaning derives from European language, gold itself has a more extensive history dating back to 4000BC. For example, according to the National Mining Association, an ancient culture from the now Eastern European region utilised gold as a fashion item through decorating, adorning, and displaying highly coveted objects with the bright yellow metal.

Being a highly valued and durable substance, since as early as 3000BC the precious metal was often crafted into complex jewellery arrangements and designs by ancient cultures and civilisations such as the Sumer



civilisation of southern Iraq, the Egyptians, and others, and essentially became the basis from which we model our sophisticated and diverse jewellery styles today.

In ancient Egypt - a culture whose often elaborate and ostentatious tastes became part of its then defining characteristics - from approximately 2500BC gold was considered as synonymous with social status and prestige, and as a regal bestowment to members of the royal dynasty. As such and as a token of sovereignty, gold jewellery was decidedly buried in and amongst the tombs of Egyptian kings and queens, including the king of the first Egyptian dynasty, Djer.



A cascading gold pour

While gold jewellery was manufactured as early as 3000BC, it wasn't until a thousand years later in 1200BC - when the Egyptians developed and honed the practice of alloying gold with other metals, experimenting and perfecting its colour variations, texture and firmness - that the art of jewellery-making began to grow more elaborate and complex. And, during this time also, the Egyptians' technique of casting gold via the lost-wax method became instrumental in jewellery production, a process that is still practised around the world today.

In 1500 BC, gold the Middle East's standard measuring device was a coin named The Shekel, which contained 11.3 grams of gold or approximately two-thirds gold with one-third silver. However, while this heralded in a new purpose for the metal, the advent of 560BC saw the introduction of the world's first pure gold coins as minted in a kingdom of Asia Minor known then as Lydia, a part of Turkey.

Additionally, with its abundance of gold-bearing areas, particularly in the regions of Nubia, ancient Egypt soon became one of the world's wealthiest nations.

In order to determine its level of purity, in our modern era gold is commonly assayed using highly technical processes and equipment, however when and how did this method first originate? According to the National Mining Association, in 1350BC the Babylonians originally utilised basic tools such as fire to assay the purity of gold, and it was this technique that both formed and underpinned the foundations of our modern system.

In 202BC, during a period when the earliest Dead Sea Scrolls were created, the Romans had made their mark on Spain and consequently, through early hardrock mining techniques and stream gravels, gained access to and recovered gold from its most lucrative gold mining regions.

On Australia's shores however, gold was first discovered in 1850 in New South Wales by Edward Hammong Hargraves within one week of his return from the gold fields of California. That same century, a gentleman named George Harrison wrote history; when building a house in South Africa, he accidentally stumbled across the glimmering metal, a sighting which has since enabled South Africa to lead the way and become the birthplace of forty per cent of the world's gold resources ever mined.



Whether it's in military or civilian life, gold has continued to play a major role in the advancement of technology. In 1970, the invention of the charge-coupled device introduced a new use for the metal. The device, initially used to detect light generated from the stars, uses gold as a way to collect light-generated electrons, and is now used in home video cameras and other similar devices. For example, in 1960 the invention of the laser became patented to AT&T Bell Laboratories. Its use, in the form of gold-coated mirrors, enabled its users to enhance infrared reflections into lasing crystal, and was thus central to the development of modern technologies we have come to familiarise ourselves with today.



Gold is used in electronic circuits

But perhaps its most fundamental role in the modern era is its application to space and aeronautical science. The world's leading space science institution, the National Aeronautics and Space Administration's (NASA) has instrumentally used gold in its many operations, notably as a gold-coated visor to protect astronauts' eyes from direct sunlight. While Col. Edward White made the first space walk with a gold visor back in the '60s space race, it still remains as a standard protective feature for astronauts today, effectively gold sunglasses.

While gold resources become increasingly scarce combined with a decline in global gold production levels, the bright metal will no doubt continue to be a popular choice worldwide.

Charters Towers Miner - World's First Labour Premier

Have you ever wondered about the history of the Queensland state government? Do you know the commonalities between the history of Queensland state politics and the mining town of Charters Towers?

As part of this month's *Did you Know* column, we bring you a glimpse into history as we examine the northern state's past political activities; a political tale that has both played a significant part in the formation and cultivation of our roots and one that continues to shape our state's collective conscience today – Queensland's First Labor Premier Anderson Dawson.



Historic photo from 1903

But what significance did Charters Towers play in Queensland politics? And what did this mean for the future of the northern colony?

With the enormous numbers of local and international investors alike flooding to the area to claim their stake of the enormous wealth and favourable living conditions, the growth of the gold mining town rapidly expanded and, behind Brisbane, became the second largest city in Queensland with a population in excess of 26,000.

However, with the advent of the boom period of the 1880s injecting some five million pounds into the Queensland economy, the working landscape, in particular the pastoral stations of central and southern Queensland and the north and north-western mining fields, changed the labour movement from one based on egalitarianism into one of belligerence.

As a direct response to the new working atmosphere, the labour movement soon grew and took full form, and by 1885 the Brisbane Trades and Labour Council (TLC) was established followed shortly thereafter by the introduction of the Trade Union Act in 1886, new legislation was passed in a move served to legally acknowledge "the legitimacy of the flourishing union movement,"

Labourers such as Anderson Dawson, the then Vice-President of the ALF's Queensland Council and Chairman of the Charters Towers Strike Committee, amongst others took their collective causes for industrial negotiation not to powerful employers, but instead to parliament, "They advocated an alliance with minor parliamentary groups in order to achieve reform." And it was this strategic move that saw the beginnings of a new political party, the birth of the Queensland Labor Party.

Anderson Dawson – originally named Andrew Dawson - a local Queenslander was born to Scottish-born parents in 1863 in Rockhampton, Queensland. Though he spent the majority of his childhood growing up as an orphan in inner city Brisbane before being adopted by his aunt and her miner husband in Gympie, he later went on to become first and foremost a successful goldminer in Charters Towers.

Appreciating the hard working conditions and labour involved as a working miner in Charters Towers goldfields, the mature Dawson joined the local Miners' Union and later became its



Historic Stockholm Mine at Charters Towers

first President in 1891. In his younger years, he was also a journalist and editor of the *Charters Towers Eagle*, and a subscription collector for the *Northern Miner*, before joining the political ranks of parliament in 1893 as a Labor representative for the seat of Charters Towers in the Queensland. His vanguard foresight and political success enabled him to retain his seat for another two elections before his historically famous move as Premier.

But perhaps it was in May 1893, when he was elected as a Labor MLA of the Charters Towers electorate with sixty-three per cent of the vote - a staggering record number of votes for an individual candidate in the Towers. That same year, the future Labor Prime Minister Andrew Fisher – a young gold miner at the time – was also elected to the Queensland parliament. Lieutenant-Governor Sir Samuel Griffith formerly tendered Dickson's resignation from parliament and at the same time requested Dawson and his colleagues to form a ministry. And

as the new promising political leader of the colony, Anderson Dawson and his newly formed Labor cabinet, three members of which were ex-miners, were sworn in on 1 December 1899 as the new Labour Premier and Government of Queensland, a first for not only the colony of Queensland, but more astoundingly for the world, as Dawson made history that day by forming the world's first Labor Government.

The Dawson administration was in power for a short term lasting only seven days, but although this appeared as a planned tragedy of sorts on behalf of the Lieutenant-Governor who had plans for using Labor simply to prompt the Liberals into choosing their new leader. Thus, in the space of only a few short days, once Philp was sworn in as the new Premier and Dawson reverted back to his former position as leader of the Opposition.

Dawson resigned from parliament in 1900, only to return as a Queensland senator in federal parliament and later as the Defence Minister. Dawson, aged 47 years of age, died on 20 July 1910.

Research from:
Fitzgerald, R. *Seven Days to Remember: The World's First Labor Government Queensland 1-7 December 1899.* UQP, St Lucia, 1999.

Occupational Health & Safety



Chief Operating Officer
Mr Chris Towsey

Citigold has adopted and developed the world's leading risk and safety management system – the National Occupational Safety Association (NOSA).

For this issue's *Paperwork* column, we interviewed Mr Chris Towsey, Citigold's Chief Operating Officer, at the company headquarters in Brisbane to find out what NOSA refers to and how it expressly benefits Citigold. For three years, between 2000 and 2002, Mr Towsey was appointed as the General Manager of NOSA's Australian chapter, and was accountable for the Asia-Pacific region, and also qualified as an OHS auditor.

Originally established in South Africa in 1951 as a government funded, non-profit organisation, and as a direct response towards addressing and counteracting the then high rates of injury and fatality occurring in South African mines and industry, twelve directors and CEOs of major corporations and government departments identified and developed 83 key principles underlying safety and risk management, vital areas which have formed NOSA's structural five-star management model today. NOSA provides a comprehensive safety system that serves to underpin the very success of premier companies such as Citigold.

Citigold enhances the safety and health of its employees, contractors, visitors and the wider community through provision of: a formal written induction, regular safety meetings, training courses as mandated by the Mines Department, First Aid courses, and active mine rescue training.

Since its formation twelve years ago, Citigold has demonstrated its commitment to OHS&E principles, and regularly undergoes a review by our Board. We have reported a high standard of safety in compliance with NOSA's principles, as externally audited annually by NOSA certified consultants, including: zero fatalities, zero health incidents, zero environmental incidents, and zero lost time injuries over the last three years, and according to strict Disabling Injury Frequency Rate (DIFR) guidelines, we have achieved a DIFR rate of zero. These results are no coincidence and, in fact are driven by Citigold's underlying policy: "to explore for and produce gold profitably and sustainably without harming our employees, the community, or the environment."



Mine Rescue Training

Mr Towsey asserts that Citigold Corporation will continue to not only monitor, manage and prevent the occurrence of risks and hazards, but we will continue to lead the way for Australia's mining industry.

Citigold Corporation
ANNOUNCEMENT

www.citigold.com

3 July 2006

Appendix 3B

Citigold Corporation Limited announces the allotment of 1,287,500 shares through the exercise of options.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Ffax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. One million two hundred and eighty seven thousand five hundred shares (1,287,500)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 July 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
568,215,249	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,066,999 options	Options expiring 6 December 2006
		2,437,401 options	Options expiring 17 March 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 July 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT

10 July 2006

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 June 2006. The payment date will be 10 July 2006.

The Convertible Notes went ex-interest on 23 June 2006.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 31 March 2006 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 17.8% per annum.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

NEWSLETTER

www.citigold.com
CITIGOLD corporation

Issue 15 12 July 2006

In this issue:

Mine Site
WARRIOR UPDATE

Tech Talk
THE GOLD EXTRACTION PLANT

Staff Feature
CITIGOLD'S APPRENTICE

Paperwork
JAPANESE RESEARCH ASSISTS EXPLORATION

Did You Know
OPERATIONS PROVE ENVIRONMENTALLY FRIENDLY

Citigold Corporation Limited
ACN 060397177
ASX Code "CTO"
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia
Telephone +61 7 3870 8080
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820
Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE
Tel/Fax +971 4 340 4588
Email: gold@citigold.com

For further details please contact Deanne Graham at dgraham@citigold.com

Warrior Update

Since our last report in June, the Warrior has continued to progress at an increased rate as we now approach the final stages to the design depth. The face advance reached 700 metres on 30 June 2006 and is now at 756 metres from the portal. The decline will continue towards the ore body located at 950 metres.

In an effort to advance the underground process even further, Citigold Corporation has recently injected additional resources into the Warrior mine site, including: a sixth day per week, and a range of new mining equipment has been added to our production capacity.

Mr Foord, General Manager of Engineering, says that we have received a new drill rig at the site. The new drill, an Atlas Copco Diamec U8, enables Citigold to extract samples of the gold deposit for assaying and geological purposes. As a modern, fully automated machine, the drill is capable of boring to a total depth of 1500 metres.

Citigold is also in the midst of acquiring a production drill, an Atlas Copco Simba, which will enable drilling of the ore stopes underground. The Simba is a specialised piece of mining equipment designed to drill "long holes" into the ore body called mining stopes. These holes are loaded with explosives and the gold ore is collected on the level below and hauled to the surface for processing. Certain sections of the rock are left in place as "pillars" to support the stope opening and allow ongoing use of the level (see diagram below).

Of the many different methods available, this version of the long hole


Water monitor
Level
Support Pillar
High grade stope
10m
Loading gold ore
Level
Simba Drill
xcut
Level
metres

WARRIOR GOLD MINE LONG SECTION showing typical production processes

stoping method has been specifically selected for the Warrior Gold Mine because:

- It provides the best and safest working environment for our underground workers
- Provides for maximum tonnes of ore per worker, therefore optimising labour costs
- Low costs per ounce of gold

Mr Foord further stated that "the version of the long-hole open stoping method of mining we have developed for the Warrior Gold Mine has the potential to revolutionise mining methods at Charters Towers. For the first time we have the potential to completely mechanise the mining of gold using the latest advanced equipment and with careful planning and supervision we will be able to mine gold in the reefs at a lower cost whilst maintaining high productivity."

Citigold is also in discussions with contractors for the installation of a vertical ventilation shaft. This shaft will also provide a second exit from the mine in the event of an emergency.

In prioritising our environmental management plans, we are currently monitoring our blast and noise emission levels, ensuring the company's actions continue to comply with the standard industry and government regulations. "Every time we have a ventilation fan in use, we measure the noise created from those activities to ensure that we don't exceed the permissible levels," Mr Foord states. "The same procedure is followed for monitoring vibrations from blasts in the decline." Citigold's emission monitoring has determined the company is well below the statutory levels.

The Gold Extraction Plant

As Citigold Corporation prepares for gold production, the team at Charters Towers are ensuring the processing plant machinery is in satisfactory operational condition for the processing and extraction of gold from the ore. All necessary equipment involved in the extraction process such as crushers, tanks and pumps are currently being audited and examined for its durability and performance ability to facilitate the continued smooth functioning of the company's operations.



Aerial view of Citigold's processing plant



Close up view of the crusher

For this issue's *Tech Talk* column, we take a behind-the-scenes look at a critical aspect of the mining process – gold extraction. Citigold Corporation's Mill Foreman, Mr Rob Casper, recently took time out to explain the extensive details of what the gold extraction process involves, and how gold is extracted from an underground mine and transformed from its initial raw state as rock into gold bars.

Mr Casper says that, traditionally, gold extraction involved a gravity process whereby large rocks were broken down using basic grinding tools such as stone crushers, stampers, Huntington mills, berdan pans, shaker tables and retort pots. Although this gravity-based method originated hundreds of years ago, it has become the foundation upon which today's methods were built and, in fact, is still practiced in some smaller operations today.

The gold extraction process has gradually evolved over the past century to become a sophisticated and technical process. Today, modern processing plants commonly practice a chemical extraction method. A carbon and chemical process is used to recover gold. This method was first invented in Scotland and was introduced into the mining industry in the early 1890s before it was later developed into its modern form in the 1960s. The first stage of the gold extraction process involves the mining of ore from an underground mine. Ore is then crushed into sufficiently small particles containing traces of gold.



Ball Mill



Citigold's fine orebin

Following this, these particles are commonly dissolved to produce a golden slurry solution. Mr Casper explains that most extraction today occurs in large carbon-enriched tanks, which contain a mixture of water, slurry and carbon derived from burnt coconut shells. The carbon circulates inside these large tanks containing a slurry from the grinding mill, and absorbs the gold. Carbon is then removed from the slurry and put into a tank where the gold is removed.

More specifically, while the gold is attached to the carbon it is pumped into a two-tonne capacity column. The gold laden carbon then remains in the column while a



Leaching Tanks

chemical wash is rinsed through enabling the gold particles to separate from the carbon. At this stage of the process, various impurities are also discharged.

The gold solution is then transported to large bath-like cells containing stainless steel blades wrapped in steel wool. Gold in the solution is then electroplated onto the steel wool. Once this has occurred, the steel wool is removed and the solution is filtered and dried to a powder. The powder is then placed in a furnace and raised to 1100 degrees Celsius. Once ready, the gold is poured into moulds, which form gold dore bars consisting of up to 60 per cent gold, 30 per cent silver, with the remaining components made up of copper and other metals. Finally, the gold dore is transported to an Australian gold refinery for further processing into pure gold.



Pouring gold dore bars

As a direct result of large-scale advancements in technology, processing plants today such as Citigold's Charters Towers plant have revolutionised the way gold is extracted, and subsequently have the capability of processing ore at significantly higher efficiency levels than traditional methods.

Although there have been numerous advancements in this area, Mr Casper says the process is constantly developing. With many improvements in the industry having historically been developed in Australia, perhaps we'll also continue to lead the way for the future of gold extraction.



Processing plant at dawn

Citigold's Apprentice



Brendan Baker

Citigold currently employs some forty personnel including miners, engineers, mechanics, and geologists, as well as a range of other staff, and is continuing to grow further.

Through a new community-based initiative aimed at developing and enhancing the qualifications of our next generation of young mining experts, Citigold seeks to respond directly to the needs of young people and the mining industry by selecting people who demonstrate a high level of initiative, professionalism and potential in the field of mining to engage in and undertake training in a range of relevant-industry specific areas such as mechanical engineering and fitting.

One such individual who is already on his way to making a contribution to the mining industry is our newest apprentice mechanical fitter, Mr Brendan Baker. Under the instruction and support of a team of experts, the apprenticeship provides a valuable training opportunity that enables young people such as Mr Baker to build and hone their professional skills in the workplace, providing a smooth transition into the ranks of the workforce.

Based at Charters Towers, Mr Baker has recently joined the mine site team at the Warrior. However, the Charters Towers local, who attended Columba College, hasn't always had his sights set firmly on a career as a professional mechanical fitter; rather his initiation into the industry grew from his casual

appointment as a general hand in the workshops. Demonstrating a high aptitude for engines and motors, his strong performance was soon earmarked by Citigold's Head of Maintenance, Mr Mark Royes, resulting in an extended invitation to join Citigold as its inaugural apprentice. Mr Baker explains, "I pretty much just fell into it." But while realising this unexpected invitation as an invaluable opportunity that seemed too good to decline, Mr Baker decided to make the most of his offer, steadfastly taking on the new challenge. "Getting the apprenticeship was certainly a good opportunity," he affirms.

But perhaps his family background has played a larger role in influencing his chosen field. Although he's the first in his family to be awarded a full apprentice scholarship, growing up in the far-north Queensland mining town for most of his life, Mr Baker says he has developed an appreciation for the complexities and intricacies of



An onsite Diamec U8 machine

miners and their work simply through listening to stories told by his miner father and older brother.

Since he first started his apprenticeship at Citigold six months ago, the eighteen-year-old has quickly developed fundamental fitter skills, which have seen him applying his knowledge in a hands-on, practical sense. Working on some of the company's key machinery, including trucks, jumbos, and other underground and production equipment alongside senior fitters, Mr Baker says that his experience at Citigold has, so far, given him the necessary learning environment and skills to be able to work on something



New M2D jumbo machine at the Warrior mine

tangible and that makes a difference to the company.

"It's a good job and a good opportunity for developing my mechanical skills. Not only do I get to learn new skills, but I also gain new experiences and meet new people ... and I enjoy learning about mechanics in general," he asserts.

For Mr Baker, a typical day can range from working on site in a workshop tuning, fitting and repairing heavy machinery, to attending meetings and filling out safety pre-start cards, as well as assisting his colleagues.

But, when he's not working on his apprenticeship, Mr Baker enjoys taking part in his favourite sports, "I've been playing golf leisurely now for the past two years, and I also play football, just for fun."

While completion of the training program is high on his list of priorities, during the next four years Mr Baker says he mostly looks forward to gaining as much on-the-job experience as possible.

By years end Citigold hopes to extend its commitment to apprenticeships and take on a second apprentice in its electrical department.

Japanese Research Assists Exploration

Earlier this year, three satellite radar survey experts from Japan joined Citigold's mine site team at Charters Towers to trial a new exploration tool.

In a co-operative initiative between Citigold Corporation and the Earth Remote Sensing Data Analysis Center (ERSDAC), and supervised by Citigold's Exploration Manager, Mr Jim Morrison, our recent visitors, Mr Tsuyoshi Araki, Mr Takeshi Uemoto and Mr Nobuhiko Kadowaki, conducted extensive field research in conjunction with Citigold's prospect mapping on



Japanese SAR researchers conducting field research

several of the company's exploration permits at Charters Towers to help refine the system.

The Charters Towers Project Area was specifically chosen as one amongst a series of ideal test sites suitable for investigating and conducting satellite radar research. Mr Morrison explained that while "work initially commenced in the vegetation-free desert areas of western China and South America, the Charters Towers area has greater vegetation than previous areas investigated. Charters Towers was selected on account of its extensive available background data." Citigold's tenement area is

currently "one of only a few sites selected around the world to trial the high-resolution method."

Through assessing vegetation patterns and analysing the results of the high resolution Synthetic



SAR researchers on site at Charters Towers

Aperture Radar (SAR) data on site, the team successfully completed their research objective of interpreting different rock types and alteration zones. According to Mr Morrison, this initiative will benefit the Australian and Japanese exploration industries in providing key preliminary analytical information on guides to mineralisation.

ERSDAC, whose primary purpose is "to accelerate the research and development of remote sensing technology to be applied to exploration for non-renewable resources as well as environmental monitoring on a global scale," is at the forefront of innovative technical research in the field, and as a result is considered as a leading data collection organisation in the Asia-Pacific region.

ERSDAC's satellite research is developing and enhancing advanced sensory observation technology as applied to resource exploration, geological structural analysis of target areas, natural resource deposit areas, as well as environmental and natural disaster monitoring. ERSDAC has also produced an updated ultra high resolution microwave sensor, the Phased Array type L- band Synthetic Aperture Radar (PALSAR) as recently launched with a new Japanese satellite in January 2006.

Mr Morrison reports that this system, which is fully operational in all weather and climactic conditions, has the ability to penetrate cloud cover during both daytime and night.

While Mitsubishi generously supplied exploration data during the visit, including radars, radiometers and remote sensing images, the team of researchers are presently working on this ongoing project with the aim of generating improved interpretation capabilities from satellite technology. It is hoped that this will ultimately have the distinct advantage of benefiting landholders who currently face difficulties with inaccuracies from conventional satellite interpretation.

As work progresses at the mine site, Citigold will undoubtedly continue to collaborate and share its expertise with leading partners in the industry.



Citigold's Exploration Manager Jim Morrison

Operations Prove Environmentally Friendly

In recent months, drought conditions have spread across the south-east corner of the state. In a direct response to this state-wide crisis and as a vital water-saving initiative, the Queensland Department of Natural Resources, Mines and Water has implemented a number of water-restriction schemes as applied to both private and public dwellings.

More recently, the state government has introduced a new program aimed at rewarding and compensating members of the broader community with various government rebates for practicing efficiency in water usage.



Environmental Water Monitoring

But, while this recent water shortage impacts on all sectors of the Queensland community including businesses, how do company operations such as Citigold Corporation affect the environmental landscape, and how have we responded to this situation?

Although Citigold's mine site is located in far-north Queensland, away from the affected area, Citigold remains committed to upholding the highest possible standards of environmental practice and procedure. Water conservation, in particular, is one area in which Citigold prioritises its environmental management applications, and as such considers environmental sustainability as an integral component of its operational responsibilities.

Since Citigold's formation in 1993, and like many other mining companies worldwide, the company has needed to access large volumes of water for its

mining operations. When the company first began the process of dewatering the workings under the city, it conducted a monitoring program where, every two or three weeks, Citigold monitored a series of bores across the city of Charters Towers. Regardless of whether it was during the wet or dry season, no single town bore was affected by the company's activities. In its twelve years of operation, Citigold's stance towards water



Conducting Environmental Monitoring

usage has continued to exceed community expectations whereby regular monitoring of the mine site has identified Citigold's water usage as eco-friendly.

As water becomes an increasingly rare resource, having a large water source is crucial (in the mining industry). Citigold commonly uses water in three main forms: raw water derived from an underground source including old workings, recycled water returned from the tailings dam and potable or drinkable water.

The processing plant uses both raw and recycled water. Citigold maintains its environmental responsibilities through actively recycling its water supply via facilities such as pumps and storage equipment.

At the mine site and processing plant Citigold recycles its supply of water which is stored in the tailings dam and pumped back in the process plant for reuse. Citigold Corporation's water source thus has multiple uses and is used several times; the company has been practicing these environmentally friendly methods since its establishment in the mid nineties.

Citigold's innovative and in-house methods of recycling its thousands of tonnes of water have played a beneficial role in the state's dwindling water supply. Because the company's water operations predominantly function in a self-sufficient manner this means that Citigold has had no detrimental impact on the state crisis. These methods, however, are not only of benefit to the broader Queensland community, but are also advantageous to the company itself.

Through the process of recycling water on site, this has enabled Citigold to reduce overhead company costs, and provides the company with the added means of routinely practicing efficiency and self-sustainability techniques over the long-term.

Disclaimer

The newsletter is intended to provide general information and is not intended to constitute legal, financial, accounting, tax, investment consulting or other professional services. The information that is not about Citigold Corporation is collected from various sources, most of which do not guarantee or warrant correctness. Whilst the information has been obtained from sources considered and believed to be both reliable and accurate, no responsibility is accepted for any opinion expressed or for any error or omission in that information. We shall not be liable for any special, direct, incidental, consequential or punitive damages or any other damages or loss whatsoever whether in an action of contract, statute, tort (including without limitation, negligence) or otherwise relating to the use of this newsletter or information.

The following statements apply in respect to the information in this report that relates to Exploration Results and Mineral Resources:

reflects, information compiled by Mr ***Christopher Alan John Towsey****, who is a corporate member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*

- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Newsletter written by:- Michelle Yan for Citigold Corporation.

Citigold Corporation ANNOUNCEMENT

www.citigold.com

20 July 2006

Warrior Pushes Towards Gold


WARRIOR GOLD MINE

The mining crews at the Warrior gold mine are now punching towards the gold ore body at a fast rate. At the current rate the access tunnel drill and blast crews will intersect the gold deposit on target in August.

Citigold's managing director, Mark Lynch, was at the Charters Towers mine site recently and was impressed with recent progress and stated that "There is a sense of excitement at the mine as we approach the gold". The decline tunnel is currently at the 780 metre mark and moving forward at 40 metres a week towards the target of 960 metres.



Shareholders can now follow the weekly progress of the decline towards the gold deposit on the home page of our web site at www.citigold.com.

The current mine production schedule will then see gold ore stockpiling commence in preparation for transport to the treatment plant for gold extraction. Calder Projects currently has a team on site at the Black Jack Treatment Plant preparing the CIL plant for re-commissioning. The main power source for Citigold's operations is from the Queensland electricity grid thereby largely protecting our operations from rising diesel prices.



The Warrior gold mine will initially operate at a rate of 40,000 ounces per year. Following the previously reported intersection of the high grade Sons of Freedom E5 vein, that spot assayed up to 362 g/t of gold, we are looking towards increasing the mine output. Citigold's new U8 drill rig will first carry out a diamond

core sampling program, expected to commence in September, to test the high grade reef along strike and down dip.



The initial Warrior mining area is within the overall 'Warrior' Inferred Mineral Resource of 840,000 ounces of gold (see page 59 of previously released 'The Report on the Inferred Mineral Resources of the Charters Towers Gold Project' on Citigold's web site) contained within the total Inferred Mineral Resource of 10 million ounces of gold (23 million tonnes @ 14 g/t).

Negotiations for the full funding of Citigold's second mine at Charters Towers are continuing. This funding will be done in a manner that adds value for Citigold's shareholders. Budgets show that with the second mine in operation gold output would climb to over 100,000 ounces per year and operating costs of A$250/oz.



With gold trading at over A$800/oz and Citigold's budgeted cash operating costs, to recover and produce gold from the stand alone Warrior mine, at A$380/oz we are looking forward to soon becoming Australia's newest gold producer.

Mark Lynch
Managing Director
Citigold Corporation Limited
ACN 060 397 177

19 Lang Parade Milton Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation ANNOUNCEMENT

www.citigold.com
CITIGOLD corporation

21 July 2006

Appendix 3B

Citigold Corporation Limited advises that 433,333 options previously issued have been exercised and the shares have now been allotted.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Ffax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Four hundred thirty three thousand three hundred and thirty three (433,333) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 July 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
568,648,582	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,633,666 options	Options expiring 6 December 2006
		2,437,401 options	Options expiring 17 March 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 21 July 2006

Print name: Matthew Martin

=====

+ See chapter 19 for defined terms.

Quarterly Activities and Cash Flow Report
30 June 2006

HIGHLIGHTS



- **Warrior Gold Mine** - The Warrior mine decline progress has continued to accelerate in the quarter and is nearly 90% complete and is on path to access the gold orebody.
- **No Gold Hedging** - Planned gold production is completely unhedged.
- **Exploration** - The majority of the quarter's exploration was centred around the Warrior Mine decline and providing geotechnical information to the Mine.
- **Safety, Health, Environment & Community** - The Lost Time Injury Frequency Rate for the June quarter and the 2005-06 financial year remains at zero.
- **Shareholder Value Increases** - Citigold Corporation's market capitalisation and share price nearly trebled in the financial year.
- **Financial Position Strengthened** - Loans reduced by further $2 million with gearing now at less than 3% of market capitalization. Warrior budgets show Citigold will generate a cash surplus from operations.

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

Underground Operations

The Warrior Decline had reached a length of 700 metres from the portal at the end of the June Quarter. As at the date of this report the decline had reached 830 metres and is planned to intersect with the Warrior ore body at 960 metres. The initial access decline is nearly 90% complete and is progressing through normal strong granodiorite rock in good mining conditions.



The first ore will be mined from a horizontal drive in the ore body commencing approximately 110 metres below surface. Ore will then be stockpiled and transported to the processing plant. Several levels will then be excavated in the ore body so that full rate ore extraction (stoping) can commence. Initial gold production will be from the stockpiled development ore followed by production stoping.



During late May and early June some time was lost due to an area of poor ground conditions along the Sons of Freedom structure in the decline. This, coupled with late delivery of the new mining equipment, temporarily reduced the rate of advance. Ground conditions have been excellent since.

The Warrior Decline progress can be followed on the home page of our web site www.citigold.com.

Manpower

The underground mine currently operates two mining crews fully manned 6 days a week working a combined total of 11 x 10 hour shifts a week. From the end of August this will be increased to three mining crews (total of 16 people) for initial production mining and ongoing development.



When the decline reaches the ore zone the crews will develop the level drives, long-hole rises and stope preparation work, in addition to continuing the development of the decline and associated capital work (vent rise etc).

Warrior Gold Resource

The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005)*. Within the overall resource, head grades and widths, of the specific mining areas are expected to vary.



Washington Pit
Warrior East
Access decline
Warrior West

Equipment



The new Atlas Copco Rocket Boomer M2D twin-boom development drill (Jumbo) has been operating and contributing to the acceleration of the decline. The Jumbo is principally powered by efficient grid electric power rather than diesel fuel.

Citigold has recently taken delivery of a Caterpillar AD40 low profile underground haulage truck and it will be operational early August. This truck has a capacity of 40 tonnes which will significantly improve haulage times and subsequently lead to reduced costs. A second AD40 haul truck is being sourced to provide additional capacity for hauling ore to the surface as the mine output expands and moves deeper.

A Caterpillar grader has been purchased and is now operational. This will facilitate the maintenance of the underground and mine surface haulage roads. An additional specialist blast-hole drill rig has been sourced, which will be used for stoping (mining of the gold ore). The equipment fleet is approaching the full production requirement.

Ventilation shaft

When the decline reaches the gold ore zone, a new ventilation shaft will be excavated approximately 110m back up to the surface. A change in location, closer to the decline, has been implemented to accelerate the production schedule by reducing the length of the underground access drive. The 100 kilowatt large diameter ventilation fan will be located underground to minimise surface noise. This new location will also mean a shorter distance for electrical and other service lines.



The ventilation shaft is scheduled to be excavated using a raise-boring machine (similar to the machine shown at left) commencing in September. The existing ventilation circuit in the decline using the 1200 mm high pressure fans will continue to be in use until the additional shaft is completed. This new shaft will be equipped for personnel access and it will act as a second exit from the mine.

Processing Plant Re-Commissioning

Work is well underway on the Black Jack processing plant recommissioning following a full plant inventory, detailed condition report, and completion of a scope of works, cost estimates and a budget. Calder Projects is coordinating the refurbishment, and initial electrical inspections have been completed.



The processing plant is an industry standard carbon-in-leach (CIL) plant. The stockpiled ore, comprising the large blasted rock from underground, is crushed to under 12mm, conveyed to the grinding mill where water and lime are added and the ore reduced in size to very fine sand (0.1mm). The slurry is then pumped into a series of large tanks where more chemicals are added to dissolve the gold. Then carbon is added to the tanks, to absorb and concentrate the gold, and later the gold is extracted from the carbon by another chemical and electroplating process and smelted into gold 'dore' bars. The 'dore' that may average around 50% gold is shipped by security transport to a specialist gold refiner to be made into the pure gold bars that can be readily sold on the international market.



The capacity of the plant will only be partially required for Warrior and is capable of handling the second mine, Sunburst, when it is developed next. The initial work on the processing plant necessary for the first production of gold is estimated at $300,000 in line with earlier budgets.

Mine Planning

Specialist consulting mining engineers Tennant, Isokangas Pty Ltd (now a part of the Coffey International Group) are preparing the updated detailed Mine Production Plan for the operations at Warrior. These plans will detail all the tasks necessary to produce gold from Warrior, including drill & blasting, loading and haulage, ventilation and water management. The plans are principally for use by Citigold in its operations but are also a part of the Queensland mining regulations and copies are given to the government regulators. Work is due for completion in August.

Pictorial diagrams showing level drives and the planned mining process.



Pillar
Pillar
Pillar
STOPE LOAD & HAUL
STOPE DRILLING
LEVEL DEVELOPMENT
70m
Typical Long Section
(showing mining stope layout)
Warrior Gold Mine



Water monitor
Level
Support Pillars
high grade stope
10m
Loading gold ore
Level
sump
xcut
Simba Drill
Level
0 2 4 6 8 10 12 14 16 18 20 22 24
metres
WARRIOR GOLD MINE
LONG SECTION
showing typical production processes

NO GOLD HEDGING

Citigold's planned gold production is completely unhedged at present and there are no immediate plans to enter into any gold hedging agreements.

EXPLORATION



The majority of time this Quarter was spent in mapping the Warrior Mine Decline and providing geotechnical information for ground support in the Mine.

The new Atlas Copco Diamec U8 diamond drill rig will commence operations in the next quarter. Its prime functions will be to increase the reserves at Warrior, in-fill drilling of the Inferred Mineral Resources to upgrade the data level and further exploratory drilling of known gold deposits that have not yet been included in the published resources. There are some 80 prospects yet to be drilled which are outside the existing Inferred Mineral Resource of 23 Mt @ 14 g/t (10 million ounces)

Geological mapping


7790000
THB048
THA329
THB061
THB066
THA328
THB062
THB070
THB065
THA327
BEB022
THB069
BEB021
THB068
THB067
7785000
BEB002
THA326
BEB001
TGB025
TGB024
TGB022
TGB023
TGB021
BEA309
7780000
BEA306
BEA303
BEA308
7775000
BEA304
410000
415000

Geological mapping was completed over a 400m x 150m area, covering the site for the new ventilation shaft at Warrior Mine. The new Diamec U8's first task is expected to be the drilling of a geotechnical core hole in the centre of the shaft area. This core will be used to determine the ground conditions ahead of the raise-borer to optimize the rate at which the shaft can be constructed.

In the Warrior Decline the *E05 (Sons of Freedom)* fissure was mapped and sampled along the length exposed in the Decline. The U8 drill will be used to commence exploring the along strike and depth extensions of the Sons of Freedom E05 vein.

Data from 31 drill holes previously drilled by Normandy Mining Ltd in the 1990s on ground now covered by Citigold's EPM13932 were located in a literature search of previous work. This area is outside the central historic

goldfield where the majority of the gold was produced. This area, part of our over 200km of mineral titles, contains known gold deposits and has the potential for economic gold discoveries. Weakly anomalous gold was identified in six of these drill holes on EPM13932. This Exploration Permit is centred 12 km west of Charters Towers and extends for 20km in a north-south direction. The drill hole collar locations are shown as purple dots on the map above. The EPM boundary is shown as yellow lines, and known gold locations are shown as yellow stars. This data will be analysed to assess the potential of the drilled area and to define new drill targets.

Shaft Sampling

For several years now the Queensland Department of Natural Resources, Mines and Water (DNRMW) has been capping the many historic mine shafts at Charters Towers. Citigold has previously secured surface rights over several deep strategic shafts that are required for long term development of the goldfield. These shafts are not being capped as Citigold requires them for future ventilation and other use.

Inspections and sampling were carried out by Citigold at the DNRMW excavation at the Citigold *C09 (Wellington)* area shafts and near surface stope on MDL 116. Three rock chip samples were collected of quartz vein material. The Wellington deposit is an east-west trending lode parallel to the Day Dawn trend, and located south of the Day Dawn about one kilometre southwest of Towers Hill in Charters Towers. Historically, up until 1901 the Wellington mines produced over 45,000 ounces at grades of nearly two ounces to the ton (approximately 60 g/t Au).

The overall Wellington deposit has an Inferred Mineral Resource of 970,000 tonnes @ 14 g/t Au containing 420,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005* which can be found on the Citigold web site at: www.citigold.com – Reports – Technical Reports).

Sampling and Assaying



During the Quarter sampling of the Warrior decline continued following the Sons of Freedom lode, on the right hand wall, over the 10m exposure. Seven wall samples and two face samples were taken and submitted for assay plus two standards.

Following a research review, sample preparation and assay methods, while currently acceptable, will be reviewed to further improve sample and grade control reliability. New protocols will include moving to larger assay sample weights and more sample reduction prior to sub-sampling. The review indicated that less than 10% of gold is likely to be coarse gold (>100 microns), minimizing the size bias in sampling. Drill and face samples will be crushed to less than 2mm prior to assay of 1 kg samples, and bulk mine samples will be crushed to less than 15 mm prior to sub-sampling.

SAFETY, HEALTH, ENVIRONMENT AND COMMUNITY

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations and in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for the 2005 - 2006 financial year remains at zero.

New personnel are being inducted and trained as part of the Warrior Mine acceleration. The rapid influx of new employees has increased the mine's training requirements to ensure all new employees are competent and able to work efficiently and safely.

There were no reportable environmental incidents.

SHAREHOLDER VALUE INCREASES


Citigold Share Price vs US Gold Price
2005-2006 Financial Year
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Citigold Share Price
$800
$700
$600
$500
$400
$300
$200
US$ Gold Price
1-Jul-05
1-Aug-05
30-Aug-05
28-Sep-05
27-Oct-05
25-Nov-05
28-Dec-05
30-Jan-06
28-Feb-06
29-Mar-06
27-Apr-06
26-May-06
27-Jun-06
CTO Share Price
US$ Gold Price

During the Quarter Citigold's share price has increased from $0.19 to close at 32 cents on 30 June. During the past financial year your company's market capitalisation has trebled from $60 million as at 4 July 2005 to $181 million as at 30 June 2006. During this time the share price moved from 14 cents to 32 cents.

This is a reflection of a rising gold price, increased market sentiment for gold and that an increasing number of shareholders are appreciating the valuable asset that Citigold has in the rich Charters Towers Goldfield and the 10 million ounce gold deposit.

The chart above shows the variation in the Citigold share price and the gold price in US dollars for the 2005-2006 financial year.



Citigold has in place a strategy to unlock the enormous shareholder wealth contained in this rich goldfield. This will begin with the initial production from the Warrior mine and then grow as the other mines are developed. Citigold is cost effective in spending shareholders money and has to date established the goldfield and infrastructure to extract the gold at a far less financial cost than its Australian peers. Australian dollar gold prices of over A$800 an ounce will generate substantial revenue for the Company.

FINANCIAL POSITION STRENGTHENED

During the Quarter and July we have further reduced our loans by $2 million with corporate loan gearing now at less than 3% of market capitalization. The reduction in

this loan will continue. Warrior mine budgets show that Citigold will generate a cash surplus from operations.

Citigold receives strong financial support from our existing shareholder base through share placements and Share Purchase Plan offerings. This relationship aims to ensure that the main benefit of the success of the Company will be for its shareholders.

In this way our joint venture negotiations, to fund the second mine, are being pursued in a form that will add value for shareholders. These negotiations have been underway for some time and are advanced and continuing. The joint venture will ensure full funding for gold production of 100,000 ounces per year. With sustained plus A$800/oz gold revenue prices the Warrior mine cash flows indicate that Citigold could internally fund the development of the second mine. At this time we still intend to pursue the joint venture path because it would accelerate the increase in gold production . Further details will be released in the near term.

The Convertible Notes (Notes) issued by Citigold and listed on the Australian Stock Exchange (ASX) code 'CTOG' continue to provide a high rate of return for investors. The Notes issued at 40c continue to trade above their 40c issue price. The Notes pay a base 12% p.a. interest rate, plus a bonus rate based on the A$ gold price, and investors receive a cheque each quarter from Citigold. The increased gold price meant that Note holders for the last Quarter were paid a rate of 17.8% p.a. The strong gold price has been a big plus for note-holders.

Chris Towsey
Chief Operating Officer
31 July 2006



Citigold Corporation Limited
ABN 30060397177
PO Box 1909, Milton 4065
19 Lang Parade Milton Qld Australia
Tel +61 7 3870 8000 Fax +61 7 3870 8111
info@citigold.com

Citigold Information - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information.

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation
ANNOUNCEMENT

www.citigold.com

3 August 2006

Appendix 3B

Citigold Corporation Limited advises that a placement of 10,395,875 shares and 5,197,938 options raising $3,326,680 has been completed. These funds will be used for working capital.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Ffax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Ten million three hundred and ninety five thousand eight hundred and seventy five (10,395,875) shares Five million one hundred and ninety seven thousand nine hundred and thirty eight (5,197,938) options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options exercisable at 32 cents per option, by 20 July 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities Options will rank equally with shares upon conversion
5	Issue price or consideration	32 cents – Placement
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	579,044,457	Ordinary fully paid Shares
		4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,633,666 options	Options expiring 6 December 2006
		2,437,401 options	Options expiring 17 March 2008
		5,197,938 options	Options expiring 20 July 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary) Date: 03 August 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation ANNOUNCEMENT

3 August 2006

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 3 August 2006, Citigold Corporation Limited ("**Company**") issued 10,395,875 fully paid ordinary shares in the capital of the Company.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

www.citigold.com
CITIGOLD corporation

Citigold Corporation Limited
ACN 060397177

19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

7 August 2006

Mr Adrian Smythe
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

By email: adrian.smythe@asx.com.au

Re: PRICE QUERY

We refer to your letter 7 August 2006 noting a change in the price and trading volume of shares in Citigold Corporation Limited (the Company). We respond to your queries using your numbering.

1. The Company is not aware of any information concerning the Company that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. This question is not applicable given our response to Question 1.

3. The Company does not have any explanation for the price change and increase in volume of trading in the securities of the Company.

4. The Company is in compliance with the listing rules, particularly, listing rule 3.1

Yours sincerely

Mark J. Lynch
Managing Director
Citigold Corporation Limited

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0640
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

7 August 2006

Mark Lynch
Managing Director
Citigold Corporation Limited
19 Lang Parade
Milton QLD 4064

By Email

Dear Mark

Citigold Corporation Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $0.40 on Monday, 31 July 2006 to a close of high of $0.575 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at adrian.smythe@asx.com.au or by facsimile on facsimile number (02) 9241 7620. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on Tuesday, 8 August 2006.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

A. Smythe

Adrian Smythe
<u>Principal Adviser, Issuers (Sydney)</u>

Direct Line: (02) 9227 0640

Citigold Corporation
ANNOUNCEMENT

17 August 2006

Appendix 3B

Citigold Corporation Limited advises that 466,584 options previously issued have been exercised and the shares have now been allotted.

Mark Lynch
Managing Director
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Four hundred sixty six thousand five hundred and eighty four (466,584) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
579,511,041	Ordinary fully paid Shares
4,533,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,608,666 options	Options expiring 6 December 2006
		1,995,817 options	Options expiring 17 March 2008
		5,197,938 options	Options expiring 20 July 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Managing Director) Date: 17 August 2006

Print name: Mark Lynch

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT

18 August 2006

Warrior Approaches Gold



Significant progress continues to be made at the Warrior gold mine at Charters Towers with the access decline currently at 910 metres in length. The rate of development last month exceeded budget.

We are on target to junction with the gold deposit in August.

During the past month the detailed mine production plan was prepared by specialist consulting mining engineers Tennant, Isokangas Pty Ltd (now a part of Coffey International group). These plans schedule all the tasks necessary to produce gold from the Warrior mine. Citigold's Mr Garry Foord, General Manager Engineering, stated that "the report confirms that Citigold has the ability to produce gold from the Warrior mine at the budgeted rate of 40,000 ounces per annum".



Citigold continues to employ additional mining personnel and acquire equipment to undertake the mining works. A third development drill (Jumbo) has been acquired. This machine is now on site and will be commissioned in preparation for expanded operations at the end of August.



To utilize the third spare drilling machine at maximum capacity the re-commissioning of the main City decline is being considered. The decline is currently 1600 metres in length and a vertical depth of 238 metres. Further development will enable access to the second mine, Sunburst. The City decline is located about 5 kilometres from Warrior.

Re-commissioning works continue on schedule at the Black Jack Treatment Plant site in preparation for gold production.

The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005)*.



Shareholders can follow the weekly progress of the decline towards the gold deposit on the home page of our web site at www.citigold.com.

Citigold Corporation, as at 14 August 2006, was rated number 27th on the Deloitte Queensland Index of ASX companies, up from 57th in January. The list comprises Queensland public companies which are then rated by their market capitalization.

Mark Lynch
Managing Director
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Queensland, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email: info@citigold.com

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per Oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation
ANNOUNCEMENT

30 August 2006

Warrior Intersects Gold Deposit

Target Reached

The Warrior access decline intersected the Warrior East (E03) gold ore structure, on schedule at the planned location of 947 metres from the portal, on August 23, 2006. The decline has advanced through the structure to its design length and will now be extended to access each of the initial 12 mining levels.

Development



The focus will now shift to developing the first two mining levels, by branching off the decline and stockpiling the "development" ore in preparation for gold extraction. The development ore from the first two levels is planned to provide the first 13,000 tonnes or 2,300 ozs of gold produced from the Warrior mine.

Gold Pour

After the initial gold pour, expected by mid October, production is planned to be continuous and will be principally from higher grade production stopes between the levels.

Contract Awarded

After a competitive bidding process, a contract has been awarded to AVKO Mining Pty Ltd to install the primary ventilation shaft. This contract includes excavation of the 2.4m diameter 110 metre-long shaft, and installation of a second exit method from the underground workings. This work will take 35 days, and will be carried out in parallel with our level development program. AVKO Mining is well experienced in this type of work, and has been awarded at Australian Mining's Prospect Awards as Best Contract Miner of the Year 2005.



Diamond Drilling

Citigold's new 'U8' diamond drilling rig is on location at the Warrior Gold Mine. The electrical infrastructure to power the rig is being installed. After drilling some geotechnical holes the U8 will

commence an extensive program to increase and upgrade the Reserves and Resources at Warrior. This work will include drilling for extensions of the very high grade Sons of Freedom mineralisation previously intersected in the decline.

Process Plant

Re-commissioning works also continue on schedule at the Charters Towers Gold Process Plant site in preparation for receiving gold ore in early October 2006.

Mine Plan



The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005).*

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited *ACN 060 397 177*
19 Lang Parade, Milton, Queensland, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email: info@citigold.com

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per Oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation ANNOUNCEMENT

www.citigold.com

1 September 2006

~~18 August 2006~~

Appendix 3B

Citigold Corporation Limited advises that 10,000 convertible notes previously issued have been converted and the shares have now been allotted.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Ten thousand (10,000) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	40 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of notes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
579,521,041	Ordinary fully paid Shares
4,523,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,608,666 options	Options expiring 6 December 2006
		1,995,817 options	Options expiring 17 March 2008
		5,197,938 options	Options expiring 20 July 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 1 September 2006

Print name: Matthew Martin

= = = = =

+ See chapter 19 for defined terms.

NEWSLETTER

www.citigold.com

CITIGOLD corporation

Issue 16 15 September 2006

In this issue:

Mine Site
WARRIOR MINE UPDATE

Paperwork
HISTORICAL PERSPECTIVE ON GOLD PRICE

Tech Talk
CITIGOLD AT LEADING EDGE OF TECHNOLOGY

Staff Feature
YOUNG GEOLOGIST BENEFITS FROM CITIGOLD EXPERTS

Citigold Corporation Limited
ACN 060397177
ASX Code "CTO"
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Australia
Telephone +61 7 3870 8000
Facsimile +61 7 3870 8111
Email: info@citigold.com

Mine Site
Clermont Highway
Charters Towers Qld 4820
Tel +61 7 4787 8300
Fax +61 7 4787 8600
Email: mine@citigold.com

International Office
PO Box 38148, Dubai, UAE
Tel/Fax +971 4 340 4588
Email: gold@citigold.com

Warrior Mine Update

Citigold has reached another major progress milestone with the access decline intersecting the gold ore structure at its target.

The decline has advanced through the structure to its design length and will now be extended to access the initial 12 mining levels.

Mining development into the ore body is now underway.

Development mining last month exceeded the company's anticipated monthly rate of 150 metres per month. Following the junctioning with the Warrior structure a cross-cut and vent drive are being completed to allow driving in the ore zone.

After stockpiling the ore at surface, the first gold pour is scheduled for October.

A competitive bidding process resulted in the award of the primary ventilation shaft installation contract to experienced miners AVKO Mining Pty Ltd. This contract includes excavation of the 2.4m diameter 110 metre-long shaft, and installation of a second exit from the underground workings.




WARRIOR GOLD MINE

The mining crews will develop the level drives into the ore body (see the red tunnel on the below diagram), in addition to continuing the decline (see yellow tunnel).

The Warrior mine will initially access into the eastern side of the Warrior gold deposits east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005).*



During the past month, the detailed mine production plan was reviewed. These plans schedule all the tasks necessary to produce gold from the Warrior mine. Mr Foord reports "that Citigold has the ability to initially produce gold at a rate of 40,000 ounces per annum."



Recently Citigold has been reviewing the development targets and budgets for the second mine to be developed, Sunburst. The Sunburst's budgeted gold output has been revised upwards to 80,000 ounces per year based on the simultaneous development of two sections of the deposit.

We are expecting to soon accelerate planning for the second mine and an overall output target of 120,000 ozs per annum when the two mines are in production.

Citigold has a positive outlook on the gold price. Therefore, planned gold production is completely unhedged and there are no immediate plans to enter into any gold hedging agreements.



SPECIAL FEATURE

Historical Perspective on Gold Price

Citigold Corporation's financial position is inextricably linked to the price of gold. While there are a broad range of perspectives in the mainstream press on the future trends of the gold price, these are often ambiguous, unsubstantiated assessments. For traders and investors, understanding the dynamics of the gold price is not simply a hard science; instead, it commonly involves a combination of insight, perception and confidence.

Over the next several editions of the newsletter we will look at the price of gold in combination with global, social and political structures, and cover three broad perspectives: (1) an historical analysis of gold's place in monetary history; (2) a macro-economic analysis of the structure and trends in the global financial system. In particular, we will examine the US dollar, which has constituted a defacto global currency since the Bretton Woods Agreement in 1944; and (3) a technical analysis involving the study of price and volume, including indicators such as trends, support and resistance. As part of this we will also cover an Elliot Wave analysis of the future direction of the gold price.

Gold has been considered as a legitimate source of wealth for more than 2500 years.

By comparison, the current system of paper based or fiat currencies (which is not fixed to the gold bullion exchange system but holds legal tender status

mandated by the order of the government) has only been in operation since 1971. While broadly adopted throughout the world, fiat currencies have no tangible asset backing and in fact are dependent on confidence in them to function effectively. For this reason, one of the primary aims of central banks is to maintain confidence in its national currency. Prior to its modern introduction in 1971 however, no single paper based currency was established without the support of gold and/or other precious metals.

As published on the St Louis Federal Reserve website, a recent report by Laurence Kotlikoff, Professor of Economics at Boston University, concludes that "countries can, and do, go bankrupt. The United States, with its $65.9 trillion fiscal gap, seems clearly headed down that path." He also notes that "the United States has a history of defaulting on its official debt via inflation." In addition to continual default via inflation the most significant defaults the US has made on its debt obligations occurred in 1933 and 1971.



Britain adopted an unofficial gold standard in 1717 when Sir Isaac Newton, then Master of the Mint, established a fixed price of £3.17.10 ½d per troy ounce. Under the gold standard the value of the pound remained largely constant until 1914, enabling individuals to redeem gold to the face value of their paper currency at banks. Britain was forced off this gold standard due to monetary inflation required for World War I, but partly returned to the system in 1925 only to be forced to abandon gold in 1931.

The US adopted the gold standard system between 1879 and 1933.

In 1933, during the depths of the Great Depression, a run occurred on the US banking system, resulting in the accumulation of gold by members of the public. Consequently, in the same year President Roosevelt nationalised gold by Executive Order for $20.67/oz. The following year, the US Federal government devalued its paper money, simultaneously revaluing its gold holdings to $35/oz. During this period, gold was still officially required in bank deposits to support a percentage of the currency in circulation until 1968. For overseas monetary authorities only, US dollars were convertible into gold until 1971, however with the exception of jewellery and coin collecting, the private possession of gold within the United States was banned between 1933 & 1975.

From 1 February 1934 until the 1960s, the governments of the United States and other nations worked together to maintain the value of the US dollar at $35/oz. This scheme was formalised in 1944 as the Bretton Woods system of international monetary management, the main feature of which included an obligation on behalf of each nation to adopt a monetary policy that maintained the exchange rate of its currency within a fixed value (plus or minus 1 per cent) according to the value of gold.

By the 1960s the increase in the US money supply to fund its Vietnam War effort as well as the resultant inflation, made it difficult for the US Federal Reserve to maintain gold at $35/oz. IMF records show that in 1957 the US held 20,312 tonnes of gold in Fort Knox, however by 1971 this reserve had been reduced to 9,069 tonnes. This occurred as nations sought to redeem gold in lieu of the US dollars they were accumulating and by 1971 President Nixon finally closed the gold window.

Today's US dollar is merely fiat money supported by the order of the US government and only functions as an effective monetary unit because of people's confidence in the system.


© Federal Reserve Bank of New York

Democratic governments, by necessity, are primarily focused on short-term populist issues to maximise their probability of re-election. This requirement encourages deficit spending to the detriment of long-term sustainable economic management. In 1967, a paper titled 'Gold and Economic Freedom' by Alan Greenspan was published in Ayn Rand's book, *Capitalism: The Unknown Ideal*, stating in its concluding paragraph: "in the absence of the gold standard, there is no way to protect savings from confiscation through inflation... the financial policy of the welfare state requires that there be no way for the owners of wealth to protect themselves... this is the shabby secret of the welfare

statists' tirades against gold. Deficit spending is simply a scheme for the 'hidden' confiscation of wealth. Gold stands in the way of this insidious process."

When handed a copy of his paper in 2002, Greenspan commented: "I re-read this article recently - and I wouldn't change a single word." it is in the interests of central banks to suppress or contain the price of gold to maintain confidence in paper currencies. Consequently, US Federal Chairman Greenspan stated in his testimony to Congress on 24 July 1998: "Central Banks stand ready to lease gold in increasing quantities should the price rise." However, what happens when we run out of gold to sell?

Perhaps the Dow-Gold Ratio (derived by dividing the Dow Jones Industrial index by the price of gold) provides an answer. This ratio is a powerful tool for determining major changes in sentiment: when ratio tops, gold is purchased, when the ratio bottoms, equities are secured. The chart below represents a map of human behaviour, more specifically a proxy measure of confidence in paper assets versus gold.

The ratio has experienced significant peaks and troughs during major market cycles - peaking in 1928, 1965 and most recently in 1999. With the length of these major market cycles consisting of approximately 35 years, means that very few market participants would have had the opportunity to experience more than one of these events in their working lives – essentially making accurate reporting difficult. In the period between 1965, when the Vietnam War started, up until 1980 when the then US Federal Reserve Chairman Paul Volcker began to rebuild confidence in the US dollar by raising interest rates significantly, gold rose from US$35 to US$850 and moved from a ratio of 27:1 to 1:1. While the public have steadily lost confidence in the value of paper assets and opted instead to store their wealth in gold, the current ratio is approximately 17:1 having declined from above 40:1 since 1999.

Implication for the price of gold: If we consider the Dow-Gold ratio to be a reasonable long-term indicator of confidence in paper assets, it suggests that the gold price has a lot further to rise. However, it also suggests there might be some nasty corrections along the way – possibly similar to the 50 per cent retracement that occurred between 1975 and 1977. And, if current price action rhymes with that correction, gold could be well above US$1,000 before that happens. The chart also suggests that the next 20 years could be a very lucrative time to be in the unhedged gold mining business.

Written by Mr John McBride, of Strategic Futures Concepts, who is a Citigold Corporation shareholder.



Chart from www.fullermoney.com

Citigold At Leading Edge of Technology

Over the past two decades, the information technology industry has both developed rapidly and expanded globally at an ever increasing rate. While a host of technological devices such as personal computers, the internet, mobile phones and related technologies function as central components of our complex communications and networking systems, more recently they have also become essential strategic tools underpinning the successful operations of businesses today.

As an innovative company at the threshold of gold production, Citigold Corporation is applying this technology within its own operational capacity.

Prior to the advent of this worldwide technological boom, miners traditionally adopted manual methods for the mining and excavation of underground rock. It wasn't until the 1960s, when computers, automated systems and other similar devices were introduced into the mining industry, that the use of information technology simultaneously impacted on and revolutionised the mining operations of resource corporations around the world. Computer based systems have found their way into many machines that mines use but there are still opportunities ahead.

Due to hot and moist, unfavourable underground conditions, the function of computers and similar devices used by geologists, miners and engineers is commonly restricted to aboveground premises such as mine site offices. According to Mr Garry Foord, General Manager of Mining & Engineering, the future application

of information technology within the mining industry is about to be transformed thanks largely to major technological advancements currently taking place.



Mr Foord explains that traditionally, workers have had limited scope for conducting computer based work underground, which up till now has involved extensive travel between several on site locations. Since mine workers can often be found as far as four kilometres underground, conducting technical surveying of the tunnel advance conventionally involves an arduous process of: taking raw measurements and relocating back to an office aboveground where data is interpreted into meaningful calculations via a computer, before travelling back down to the original underground location to implement the processed, analytical information. A lengthy process, Mr Foord explains, "is very time consuming and is in fact the way it's always been done. We aim to be at the leading edge of automated underground processing of this data" states Mr Foord.

As a nation holding a reputation of being the world's leading producer of mining and geological surveying software, it's no surprise that Citigold Corporation, is situated at the forefront of this technological revolution. At present, Citigold is currently preparing for the installation of an extensive computerised network in our underground operations within the Warrior mine. Mr Foord asserts that with faster, more sophisticated and smaller technologies available on the market today, our capabilities for establishing multiple digital networks underground are simultaneously evolving, essentially revolutionising the way underground workers perform their jobs.

Over the next few months, Citigold plans to continue working on this development, constructing up to three strategic nodes or digital access points equipped with routers and web cameras, each with the capacity for wireless networking.

This means that what was once restricted to aboveground offices can now be retrieved several kilometres underground and vice versa using fibre-optic cables, amplifiers and data signals. Mr Foord explains that these "robust" terminals or nodes will function as part of what is referred to as a centralised 'thin client' system, which instead of using a full computer will consist simply of a set of terminal screens and keyboards connected to a centralised processing terminal.

In addition to being a relatively cost-effective system that will enable the company to reduce time, travel and ultimately to increase productivity levels underground, when working at the mine site at Charters Towers, Queensland - two thousand kilometres from Citigold's head office in Brisbane – underground staff will be able to use devices such as computer based cameras and other digital cameras while conducting excavation work.

While this is similar to the operation of web cameras or teleconferencing, where data can be transmitted instantaneously to anywhere in the world from one terminal to another, Brisbane-based staff will be able to connect directly to the network in real-time and share valuable information with colleagues at the mine. "Once you're connected to the network, you can access images of the underground workings and view them instantly here in Brisbane," says Mr Foord. And, because this system will be web-based and accessible immediately via the company's official website, shareholders and interested parties from as far as overseas will be able to log in, gain access and view live images of our mining operations as they unfold.

Young Geologist Benefits from Citigold Experts



Although he's only recently graduated from the reputable James Cook University in Townsville, over the past ten months Citigold Corporation's student geologist, Mr Brendan Mitchell, has been busy gaining valuable industry guidance from our team of geological experts at Charters Towers.

Up at the mine site, Mr Mitchell's ten-hour day begins at 7am checking and answering his emails from the site office, before heading out to a range of locations. In collaboration with Citigold's Exploration Manager and Chief Geologist, Mr Jim Morrison, he can often be found underground at the Warrior mine conducting geotechnical mapping and

interpretation as the face advances, inspecting rock drill core samples, completing exploration mapping and sampling on one of the company's various tenements, or preparing maps and samples to be sent to a laboratory in Townsville.

He holds a Bachelor of Science degree majoring in economic geology. Graduating from Brisbane's Anglican Church Grammar in 1998, he was initially accepted into and went on to study environmental science at the Sunshine Coast University. But after eighteen months of study in the field, with an eagerness to enter the workforce and "to work in a practical sense with my hands," he decided to turn his eye towards becoming an apprentice jeweller on Bribie Island. It wasn't until later the following year, when he realised that his real aspirations lay in geological science, that he quickly decided to move to Townsville - home of Australia's well respected earth science university – and head back to study, changing the course of his university studies and ultimately his career.

Mr Mitchell says his motivation to become a qualified geologist was perhaps stimulated by his earlier memories at high school during a laboratory class, a learning experience that became the impetus to his professional role. Looking back, he says, "I had a fantastic earth science teacher that inspired my fascination in the subject. The more I got into it, the more I learnt about it, and the more fascinated I became."

Appreciating the path his career has taken, he credits his former role models who nurtured and supported him along the way. "I've been very fortunate to be able to have worked with passionate people who have passed their passion on to me," he insists. His family, in particular, has played an instrumental role in his career, always encouraging him to pursue his interests over the years.

His passion for the outdoors extends beyond his working environment too. Growing up in Brisbane, Mr Mitchell spent his spare time surfing at beaches stretching from the Sunshine Coast to the Gold Coast. "When I was living on the Sunshine Coast I surfed every beach up there," he says. Although he lives and works in Charters Towers - one hundred and thirty kilometres inland - and misses the beach, nowadays he particularly enjoys playing golf and touch football.

Self-described as a diligent, hard worker with an innovative mindset, he values his fellow team members as a significant highlight of his experience at Citigold. "I enjoy working as part of the mine site team, the people are great," he says.

During his short time with the company, he's grateful that this unique opportunity has been afforded to along with the ability to not only gain the necessary practical knowledge and experience to complement his theoretical studies, but to also learn from the best in the field. "I'm getting an education from an excellent geologist and some of Australia's best miners; my goal is to absorb as much information from everyone as possible," he asserts. "Gaining industry experience from Citigold is priceless in being able to build up confidence and expertise and step into a permanent role."

With this in mind, Mr Mitchell hopes to continue the innovative work that the company has already achieved and to continue challenging himself.

As work progresses at the Warrior, Mr Mitchell looks forward to taking part in one of Citigold's major drilling programs that will see the company increase its gold resources. "We have a lot of prospects that have the potential to be very rich."

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t The Inferred Mineral Resource is 10 million oz of gold (23 million Mt @ 14 g/t Au) with potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Four mines are planned with an average cash cost to produce gold under A$250 per Oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

Newsletter by:- Michelle Yan for Citigold Corporation.

Citigold Corporation
ANNOUNCEMENT

26 September 2006

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 September 2006. The payment date will be 10 October 2006.

The Convertible Notes went ex-interest on 23 September 2006.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Mines & Energy for calculation of royalties.

Based on the average daily A$ gold price for the period 30 June 2006 to record date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of 17.3% per annum.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation ANNOUNCEMENT

5 October 2006

Appendix 3B

Citigold Corporation Limited advises that a placement of 23,552,171 shares and 6,350,712 options raising $8,714,303 has been completed. These funds will be used for working capital. Also 100,000 shares have been allotted through the exercise of options previously issued.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Twenty three million, five hundred and fifty two thousand and one hundred and seventy one (23,552,171) shares Six million three hundred and fifty thousand, seven hundred and twelve (6,350,712) options One hundred thousand (100,000) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options exercisable at 37 cents per option, by 19 September 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities Options will rank equally with shares upon conversion
5	Issue price or consideration	37 cents – Placement 15 cents - Options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 October 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
603,173,212	Ordinary fully paid Shares
4,523,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,508,666 options	Options expiring 6 December 2006
		1,995,817 options	Options expiring 17 March 2008
		5,197,938 options	Options expiring 20 July 2008
		6,350,712 options	Options expiring 19 September 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 5 October 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT

www.citigold.com

6 October 2006

Notice pursuant to section 708A(5)(e) of the Corporations Act

Notice is given pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Act**") that on 5 October 2006, Citigold Corporation Limited ("**Company**") issued 23,552,171 fully paid ordinary shares in the capital of the Company.

The company relies on case 1 in s708A(5) of the Act in respect of the issue of shares.

The Company gives notice under paragraph (5)(e) of Section 708A of the Act to confirm that:

1. The Company issued the above shares without disclosure to the relevant parties under Part 6D.2 of the Act.
2. As at the date of this notice, the Company has complied with:
   (a) the provisions of Chapter 2M of the Act (as applicable to the Company); and
   (b) Section 674 of the Act.
3. At the date of this notice there is no excluded information (as defined in paragraph (7) of Section 708A of the Act) which is required to be disclosed by the Company.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CITIGOLD CORPORATION LIMITED**
ABN	**30 060 397 177**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	24 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Share purchase plan allotment – Spouse - Ms Susan Lynch
Date of change	3 April 2006
No. of securities held prior to change	Direct - 1,008,957 ordinary shares Indirect - 79,458,482 ordinary shares
Class	Ordinary shares
Number acquired	Direct - 0 ordinary shares Indirect - 33,300 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents
No. of securities held after change	Direct - 1,008,957 ordinary shares Indirect - 79,491,782 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share purchase plan allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CITIGOLD CORPORATION LIMITED**
ABN	**30 060 397 177**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Joseph Foley
Date of last notice	7 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 September 2006
No. of securities held prior to change	Direct - 945,383 ordinary shares Indirect - 3,778,035 ordinary shares
Class	Ordinary shares
Number acquired	Nil
Number disposed	Direct - (230,000) ordinary shares Indirect - 0 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	48 cents per share
No. of securities held after change	Direct - 715,383 ordinary shares Indirect - 3,778,035 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT

10 October 2006

Secured Loan Repaid

Citigold is very pleased to announce that our program of progressively repaying the long existing secured loan has now been completed and the loan has been repaid in full.

The Company is now free of significant term debt and the securities over the Company's assets are being eliminated. This long persisting negative influence on the Company is therefore now removed.

This freeing up of the Company's assets will assist the funding of the second mine, Sunburst, that aims to push overall gold production to 120,000 ounces per year.

Mark Lynch
Managing Director
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Queensland, Australia
phone: +61 7 3870 8000   fax: +61 7 3870 8111   email: info@citigold.com

STRATEGIC BUSINESS SUMMARY

Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The gold resource is 10 million oz with the potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Gold production is un-hedged and targets average cash cost to produce gold under A$250 per Oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.

Citigold Corporation
ANNOUNCEMENT

18 October 2005

Annual General Meeting

We are pleased to announce that the Annual General Meeting for Citigold Corporation Limited will be held as follows

When: Monday 27 November 2006
Time: 2 pm (14:00 hours)
Where: Cavalier Room,
level 1, Christie Corporate Conference Centre
56 Berry Street
North Sydney NSW 2060

The formal Notice of meeting and Annual Report when released will be posted to shareholders.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation Limited
ANNOUNCEMENT

24 October 2006

Appointment of Director

Citigold is proud to announce the appointment of Mr Terence Willsteed as a Non-Executive Director of Citigold Corporation Limited.



Mr Wilsteed is a Mining Engineer with an eminent career spanning over 48 years in mining operations, mineral processing, corporate management and consulting. His qualifications include a Bachelor of Engineering (Mining) Honors and he is a Fellow of the Australasian Institute of Mining and Metallurgy.

As the principal of consulting mining engineers Terence Willsteed & Associates he has extensive experience in the assessment and development of a wide range of mineral projects.

Mr Willsteed's appointment will add valuable experience to the Board during this exciting growth period of our rich flagship Charters Towers goldfield project.

This Board appointment follows the resignation of Dr Peter Blood from the Board. Dr Blood was of valuable assistance over the past two and half years and fortunately will be continuing his relationship with Citigold consulting to the Company in his specialist arena of financial structuring.

The Board of Citigold Corporation now comprises Mr John Foley (Non-Executive Chairman), Mr Mark Lynch (Executive Managing Director) and Mr Terence Willsteed (Non-Executive Director).

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Queensland, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email: info@citigold.com

www.citigold.com
CITIGOLD corporation

Quarterly Activities and Cash Flow Report
30 September 2006

HIGHLIGHTS



- **Warrior Gold Mine** - The Warrior mine accessed the gold orebody during the Quarter; ore stockpiling the on surface is underway; and the process plant is ready to start.
- **Mine Output Rising to 120,000 ozs/yr** – Mine planning is underway, following the successful raising of $7.7 million during the Quarter and an additional $4.3 million in early October. Site works will commence on the Sunburst mine this quarter.
- **50 million Gold Ounce Target** – Our second diamond core drill rig has been sourced and will be operational in the current Quarter to commence drilling.
- **Mining Cash Flow Approaching** - Independent cash flow from the Warrior operations will commence in the current quarter.
- **Secured Debt Repaid** - The long standing secured term loan has been paid out.
- **No Gold Hedging** - Planned gold production remains completely unhedged.
- **Annual General Meeting** - Scheduled for Monday 27th November in Sydney.

STRATEGIC BUSINESS SUMMARY *- Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The gold resource is 10 million oz with the potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Gold production is un-hedged and targets average cash cost to produce gold under A$250 per Oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.*

WARRIOR GOLD MINE

Underground Operations



The Warrior Decline reached its design length of 960 metres from the portal during the Quarter and intersected the Warrior ore body at 947 metres, exposing the main structure and a second parallel footwall structure. A crosscut was driven from the end of the Decline into the ore body to create an adjacent stable pillar and driving commenced on the 850 Level along the ore body. During October development ore is being brought to the surface and stockpiled prior to the commencement of gold extraction.

Simultaneously, a short drive was put in to the base of the planned ventilation shaft (the 850 Vent Raise) and a pilot diamond-core hole drilled from surface to provide geotechnical information on the path of the shaft. A contract was awarded to Avko Mining to rise-mine the shaft using an Alimak rise-climber, and they commenced preliminary work on 4 October 2006. At 24 October, the shaft was excavated to 40m towards its target of 110m. Ventilation fans have been sourced to equip the shaft on completion.



Ventilation circuit design for the Warrior Decline has been completed. Fresh air will be drawn down the decline and exhausted up the 850 Vent Raise. The present surface fan will be repositioned inside the Decline to reduce surface noise and boost flow rates underground by minimizing friction losses in the 900m of vent bag currently in use.

Initial work on the Black Jack processing plant recommissioning has been completed. A metallurgist and industrial chemist will jointly oversee the processing plants technical operations to ensure the gold recovery is accurate and efficient. Based on Citigold's previous operation of the plant, commercial recoveries are expected to be 95% of the contained gold.

The most interesting components of the processing plant operations from a shareholders perspective are the final stages of electroplating and smelting at 1100 degrees into gold 'dore' bars. The 'dore', which may average around 50% gold, is shipped by security transport to a specialist gold refiner to be made into the pure gold bars that are sold on the international market.

After two years of construction of the mine Citigold is approaching the satisfying part of pouring the first gold from the Warrior East ore body. Commissioning of the gold process plant has commenced with the induction of a team of experienced operators led by Harry Dinkgreve. Harry has worked in the mining industry for over 20 years, with over 13 years experience in operating processing plants. The commissioning phase will take about three weeks until we can expect the first gold bar to emerge.

Warrior Gold Resource

The Warrior mine has initially accessed the eastern side of the Warrior gold deposit east-west strike line. The deposit has an overall length of 2 kilometres and has been tested to a depth of 200 metres. The overall Inferred Mineral Resource for Warrior deposit is 1.9 million tonnes @ 14 g/t Au containing 840,000 ounces of gold (rounded to 2 significant figures) (see Table 8 on Page 59 of the *Report on the Inferred Mineral Resources for the Charters Towers Gold Project May 2005)*. Within the overall resource, head grades and widths of the specific mining areas are expected to vary.



Washington Pit
Warrior East
Access decline
Warrior West

MINE OUTPUT RISING TO 120,000 ozs/yr

The next phase of development of the Charters Towers Gold Project is opening up the Sunburst area under the eastern edge of Charters Towers City. Planning and design work has commenced on the Sunburst conceptual decline to run eastwards from the upper levels of Citigold's existing Central decline under the City. The current Warrior operation is located 5 kilometres outside the main City lode systems.

The Probable Reserves on the *C02* Sunburst/Golden Gate mine area can be accessed within an estimated 12 months for a modest initial outlay of around $10 million. Citigold is conscious of investing shareholders' money in an efficient manner so that an efficient and professional operation is developed. This ore body commences at a depth of about 120 metres and therefore the access cost is considerably less than the originally envisaged $35 million to access the Sunburst at 500 metres depth. This access was planned from the deepest point of the existing Central Decline at 238 metres depth.

While the planning work continues, Citigold expects to simultaneously start some preliminary site re-commissioning works at the Central decline area during the current Quarter.

Phase 2, the Sunburst mine, is within the Citigold's overall gold Mineral Resource area and at full production could increase gold output to 120,000 ozs/year.

50 million OZ GOLD TARGET

Citigold Corporation controls Queensland's largest and highest grade major gold deposit of 10 million ounces of gold, comprising Inferred Mineral Resources of 23 million tonnes at 14 g/t gold. The assessment and quantification of Citigold's gold Mineral Resources and Ore Reserves is another important development towards realising the substantial value contained within the rich asset that is the Charters Towers goldfield.

The assessment of the gold resources at Charters Towers confirmed that Citigold's drilling data base matches the historic high gold grades that produced 6.6 million ounces of gold, of 27 metre-grams per tonne in-situ. Citigold's gold resource estimates are at a lower grade than the historic grades due to modern mechanisation and efficiencies, we are using a lower cut of grade than past mining, and therefore the operation will extract more tonnes and more gold. It is well known that historical mining often used hand sorting of the ore underground, which has been taken into account in the resource and reserve estimates. With modern mechanised mining it is not economically possible to obtain average recovered grades of 34 g/t gold as the historic miners did. Nevertheless, modern 'high grades' of 14 g/t can be very profitable.

The Warrior gold mine ore body is looking strong and has developed as expected. The image of the ore body in the left side of the development drive was taken yesterday (picture to right). The true width of the gold reef shown is about 1.9 metres.



Citigold's exploration strategy is focused around and adjacent to its mining operations at Charters Towers. This is referred to as "brownfields" exploration, exploring in and around known mineralised areas, rather than exploring "greenfields" or unknown areas. The company holds over 200 square kilometres of exploration tenements covering approximately 80 prospects that have potential for economic mineralisation.

Exploration to date has yielded the currently defined 10 million ounce gold mineral resource. Growing the gold resources and reserves is a core business for Citigold.

Citigold's exploration and studies to date have led to the conclusion that the overall Charters Towers goldfield, currently held by Citigold, has the exploration potential to contain up to 50 million ounces of gold. This conclusion is well founded on the fact that: the field has already yielded 6.6 million ounces of gold; Citigold has already

defined an additional 10 million ounces of mineral resources from part of the goldfield down to a depth of 1200 metres; and that the structures containing the mineralisation are considered to extend to 3,000 metres in depth. Significant mining to date has generally remained above 700 metres depth. This makes the area a 16 million ounce field down to 1200m depth. At least four additional major parallel structures that have been mapped are mineralised and have previously been partly mined, which remain unexplored. These present an exploration target that could contain four times the known mineralisation.

The majority of time this Quarter was spent in mapping the Warrior Mine Decline and providing geotechnical information for ground support in the Mine. A new very experienced geologist Sara Box recently commenced work as Senior Mine Geologist.

The new Atlas Copco Diamec U8 diamond drill rig has completed two holes, and is soon to be joined by a slightly smaller computerised Diamec U6 diamond core exploration drill rig.

Sampling and Assaying

During the Quarter a research report was completed on samples from the Sons of Freedom vein intersected in the Warrior decline during construction. The research confirms that the Sons of Freedom is a typical Charters Towers vein and has favourable metallurgical characteristics. The research report was completed by Dr Roger Taylor of JCUNQ on six samples from the Sons of Freedom vein assaying 14.3 g/t Au, 77.4 g/t Au, 171.0 g/t Au, 185.0 g/t Au and 253.0 g/t Au.

The sequence of crystallization of significant minerals is identical to the No.2 Cross Vein (previously mined by Citigold), with gold precipitating after pre-existing fractured pyrite, but simultaneous with late-stage lead and zinc sulphides. The gold fills cracks in and surrounds fractured pyrite grains and forms oval shaped blobs in lead and zinc sulphides. Over 90% of gold grains are in contact with pyrite grains. This makes the gold amenable to conventional crushing, gravity recovery and chemical extraction.

SECURED DEBT REPAID

During the Quarter the company eliminated the balance of its long-term secured loan. For the first time in ten years the company is free of long-term and secured debt.

Citigold continues to receive strong financial support from our existing shareholder base through share placements and Share Purchase Plan offerings. During the Quarter $7.7 million was raised by private placements. An additional $4.3 million was raised in early October. These capital raisings were notified in the company's Appendix 3B statements lodged on 3 August 2006 and 6 October 2006. These funds will be used for working capital including mine operations, commencement of works on the second mine Sunburst and part was used to repay the final term debt payments.

Warrior mine budgets show that Citigold will generate its own independent cash flow from operations during November 2006.

Joint venture negotiations and other financial structures are being considered to fully fund the second phase mine that will take output to 120,000 ozs per year. The final selected method will take into consideration the benefits for shareholders and that the overall 'cost' of the funding is as low as realistically possibly. The aim is to add value for shareholders.

The Citigold listed Convertible Notes trading on the ASX as 'CTOG' continue to be a very profitable investment for investors.

NO GOLD HEDGING

Citigold's planned gold production is completely unhedged at present and there are no immediate plans to enter into any gold hedging agreements.

SAFETY, HEALTH, ENVIRONMENT AND COMMUNITY

No injuries or work-related illnesses were recorded in the Quarter in relation to overall operations, in particular, the Warrior gold mine development. The Lost Time Injury Frequency Rate for the 2006 - 2007 financial year remains at zero.

There were no reportable environmental incidents.

Chris Towsey
Chief Operating Officer
27 October 2006



Citigold Corporation Limited
ABN 30060397177
PO Box 1909, Milton 4065
19 Lang Parade Milton Qld Australia
Tel +61 7 3870 8000 Fax +61 7 3870 8111
info@citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation ANNOUNCEMENT

www.citigold.com
CITIGOLD corporation

2 November 2006

Appendix 3B

Citigold Corporation Limited advises that a total of 460,000 shares have been allotted through the exercise of options previously issued.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) One hundred and sixty thousand (160,000) shares (b) Three hundred thousand (300,000) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	(a) 15 cents – Options (b) 32 cents – Options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	603,633,212	Ordinary fully paid Shares
		4,523,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,348,666 options	Options expiring 6 December 2006
		1,995,817 options	Options expiring 17 March 2008
		4,897,938 options	Options expiring 20 July 2008
		6,350,712 options	Options expiring 19 September 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 2 November 2006

Print name: Matthew Martin

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation Limited
ANNOUNCEMENT

7 November 2006

Warrior Matches Expectations

Mining operations on Citigold Corporation's Warrior gold mine at Charters Towers continue to proceed as planned and match expectations.

Crushing and milling operations commenced on Friday 3 November 2006, running low-grade material to build up solution densities within the plant, which is required before chemical processing can begin. The plant is performing to expectations. Higher grade material will be introduced into the processing circuit during this week with the first gold pour to occur once the gold concentration in solution has reached appropriate levels for sustained extraction.

We are pleased with the way the ore body has developed so far. The position, grades and widths are in accordance with our past drilling and the geological model. The predictability of the ore body position and verification by actual mining strengthens our original assessment, and we are comfortable that the ore body will continue to behave as predicted.



The Charters Towers gold system is well understood by our technical teams. The current operations have the benefit of our past experience in the region and the favorable mining conditions include the workings being predominantly dry of ground water.

The Driving on the 850 Level in ore is proceeding as planned. The lode widths and grades are variable, as expected, with better grades in the ore zone including 1 metre true widths at 15.4 g/t Au, 1 m @ 20.2 g/t Au, 1.9 m @ 5.67 g/t Au and 1.7 m @ 6.9 g/t Au.

The ventilation shaft, being excavated from the underground upwards, is expected to break through to the surface this week. This will be followed by the concreting of the surface collar and then installation underground of the large extraction fan and other associated infrastructure.

In parallel with the mining of development ore the decline is being extended deeper so as to access the second and third development levels in preparation for the extraction of the ore located between the levels.

Other mining operations associated with the Warrior mine are proceeding as usual.

STRATEGIC BUSINESS SUMMARY *- Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The gold resource is 10 million oz with the potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Gold production is un-hedged and targets average cash cost to produce gold under A$250 per oz. The first mine, Warrior, begins gold production in 2006 at 40,000 oz per year.*

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Queensland, Australia
phone: +61 7 3870 8000   fax: +61 7 3870 8111   email: info@citigold.com



The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources: *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr Towsey is a geologist and employed by CTO as Chief Operating Officer. He has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation
ANNOUNCEMENT

www.citigold.com

27 November 2006

WARRIOR POURS GOLD

Citigold Corporation Limited (Citigold) is pleased to advise the market that the first gold pour from the Warrior underground gold mine occurred on Friday 24th November 2006. The inaugural pour of 10.4 kilograms of doré bullion is another important step in the phased build up of gold production from our flagship Charters Towers Gold Project.

Gold production is scheduled to continue with the frequency of gold pours increasing as we build up to the design production rate over the next few months. The gold pour completed the commissioning of the gold plant and processed ore extracted from development drives on the 850 Level of the Warrior underground.

Other mining operations associated with the Warrior Mine are proceeding as usual. In parallel with the development of the 850 Level the access decline is being extended downwards to provide access to develop into the next lower level, the 840, to be followed by the commencement of stoping operations.

Warrior Mine, located 5 km southeast of Charters Towers city, is scheduled to produce 1,200 kilograms (40,000 ounces) per year.

Mark Lynch
Managing Director

Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane Queensland Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111
email: brisbane@citigold.com
www.citigold.com

STRATEGIC BUSINESS SUMMARY *– Citigold Corporation Limited is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. Citigold's gold resource is 10 million oz (23 Mt @ 14 g/t) with the potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Gold production is unhedged and targets average cash cost to produce gold under A$250 per oz. The first mine, Warrior, began production in 2006.*

(See www.citigold.com for full resources report)

CiTi corporation



Annual General Meeting

Monday 27 November 2006

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

CiTi corporation

Welcome

Good Afternoon Ladies and Gentlemen

- Introduction of Directors & Management
- Apologies
- Presentations
- Question Procedure
- Formal Business of AGM

CiTi corporation

The Year in Review

Citigold Corporation Limited
2005-06 Financial Year



2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Presentation Outline

- DELIVERABLES - What has the Project delivered to shareholders so far?
- POTENTIAL - What is the future potential of the Project?
- RESOLUTIONS - 2 to 6

1. DELIVERABLES

LAST FOUR YEARS.

- **10 million ounce gold Resource**
  - (23 Mt @ 14 g/t Au Inferred Mineral resources)
- **Warrior Mine in production**
- **Net Assets $152M - increased four-fold in four years**
- **Share price increased five-fold in four years**
- **Regular share purchase plans**
- **Convertible Note 'CTOG' returning 12%-17% pa**
- **Citigold is free of long-term debt**

10 Million ounce Resource



Growth of Mineral Resources
Resource Ounces
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1993
1996
1999
2002
2005
2006
Year

Assets increased four-fold



Growth of Assets
Assets (million dollars)
$160
$140
$120
$100
$80
$60
$40
$20
$0
1993
1996
1999
2002
2005
2006
Year

Share price increased five-fold


Citigold Closing Share Price
1st Aug 2001 to 20 Nov 2006
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
01-Aug-01
01-Nov-01
01-Feb-02
01-May-02
01-Aug-02
01-Nov-02
01-Feb-03
01-May-03
01-Aug-03
01-Nov-03
01-Feb-04
01-May-04
01-Aug-04
01-Nov-04
01-Feb-05
01-May-05
01-Aug-05
01-Nov-05
01-Feb-06
01-May-06
01-Aug-06
01-Nov-06
Closing Price
SPP Price

Source: ASX price data

Outperformed Peers



Comparison of Citigold
with peer companies
from 1 Aug 05 to 20 Nov 06
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
59.3%
411.3%
300.0%
-35.8%
-5.7%
68.9%
92.8%
27.8%
Market Cap
Share Price
Shares Issued
Ballarat
Bendigo
Citigold

Source: ASX Releases and price data

Massive dilution by peer companies



Shares Issued
from 1 Aug 05 to 20 Nov 06
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
68.9%
92.8%
27.8%
Shares Issued
Ballarat
Bendigo
Citigold

Source: ASX Releases and price data

CiTi corporation

2. POTENTIAL

- Current size of gold field
  - 6.6 M oz produced
  - 10 M oz in Inferred Mineral Resources (23Mt @ 14 g/t Au)
- 16 Moz gold field already delineated

2. POTENTIAL

- TARGETS
- 4 parallel structures
  - mineralised, with previous production.
- May contain 6 Moz each, 24 Moz
- Multiple cross vein structures
  - targeted to contain 10 Moz
- 16 + 24 + 10 = 50 Moz


Day Dawn
Queen
Towers
4 kilometres


N
Nagle Street
access tunnel
Rail
Woodchopper Road
Washington
mine
X Warrior
mine
Bluff
Road
Flinders Highway
to Mt Isa
Stockholm
mine
Clermont
Highway
Processing
plant
Tailings dam
4 km

2. POTENTIAL

- 40,000 ounces per year currently – just the start
- Second and subsequent phases of mining to take production to 250,000 ounces
- A 50 Million ounce target - Kalgoorlie is 60 Moz
- 80 exploration targets to be drilled, Citigold's own rigs
- Additional mines within trucking distance of plant



Charters Towers target
Million Ounces
70
60
50
40
30
20
10
0
Current
Target
Kalgoorlie

corporation

3. RESOLUTIONS 2 to 6

- 2. Authorise the issue of 20 million shares
- 3. Remuneration Report
- 4-6. Issue of options to Directors.

2. Authorise issue of 20 million shares


CTO Closing Share Price
1st Aug 2001 to 17 Oct 2006
Closing Price
SPP Price

- 3% of issued capital
- Authorisation expires after 3 months
- No set purpose – prudent allocation in case opportunity arises
- Provides flexibility
- Part of normal capital raising – private placements, Share Purchase Plans
- Price – minimum required to be at least 80% of average of last 5 trading days
  - may be at, or even above, current market price

3. Remuneration Report



Citigold Directors' Payments 2006
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$35,000
$233,000
$30,000
Chairman
Managing Director
Non-Exec Director
Related Party
Super
Benefits, FBT
Salary before Tax

Comparison of Gross Board Payments 2006



$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Citigold
Chairman
Managing Director
Exec Director
Exec Director
Non-Exec Director
Non-Exec Director
Bendigo
Ballarat
Citigold

Source: Company annual reports

Comparison of Citigold Directors' Fees with 24 Mining Companies, excluding fees over $1 million



Directors Fees 2006 - less than $1 million
116 Directors, 24 mining companies
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Managing Directors
Executive Directors
Citigold
Non-exec Directors
EMP LHG NCM BDG NCM EMP EMP EMP ARE WSA CBG EMP CTO NCM ADN ADN RMS HLX NCM GGY AGC AGC OXR AMG ATN KCN AND ADN HLX AMG WSA ADX RMS OXR ARE ARU KCN WSA KCN ADX BDG AGC BGF BGF GBG WSA JAK AMG RMS ARU CTO HLX ADX AGC HLX GGY GBG
Source: Company annual reports

Senior Officers' Packages 2006



$250,000
$200,000
$150,000
$100,000
$50,000
$-
COO
Exploration Mgr
Site Senior Exec
Company Sec
GM Engineering
Related Party
Super
Benefits, FBT
Salary before Tax

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Senior Officers Salaries 2006
Comparison with Metal Mining Industry
(Surveys by Hays, and McDermott (gold co.s))



Citigold in blue
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Chief Op Officer
Site Senior Exec
GM Engineering
Exploration Mgr
Company Sec
Low (Hays)
Citigold 2006
High (Hays)
1st Quartile
Mid point
3rd Quartile
Average

Source: Survey Company reports


CTO Closing Share Price
1st Aug 2001 to 17 Oct 2006
Closing Price
SPP Price

Remuneration Summary

- Directors' payments are less than peer companies
- Senior officers' salaries are less than the lowest 25% of industry range
- Packages are reasonable to retain staff in competitive market with skills shortage
- Directors' payments are well within metal industry ranges
- Value for money?



4-6. Issue of Options to Directors

- Directors not permitted to participate in private placements
- They may buy shares in Share Purchase Plans.
- Puts part of the Directors' incentive to perform at risk, by being subject to meeting performance hurdles – puts "some skin in the game", with Directors further aligning with the risk taken by shareholders.

CiTi corporation

Issue of Options to Directors

- Options are not free shares – shares must be bought by Directors at 50c. This would inject $7.9 million into Citigold if all options were exercised.
- 13.75 million options – 2% of issued capital
- Shareholders approved 15 million options in 2001 – most of these lapsed without being exercised.

Issue of Options to Directors

PERFORMANCE HURDLES

1) Options at 50c, above average market price
2) Next 35% of options withheld until:
   - share price exceeds 73c or
   - production rate of 50,000 oz/year
     (25% above current target)
3) Next 35% of options withheld until:
   - share price exceeds $1.00 or
   - production rate of 100,000 oz/year.

Issue of Options to Directors

- Options unlikely to be exercised unless share price exceeds 50c
- No performance – no 2nd or 3rd set of Options.
- Citigold, led by its Directors, tripled shareholder value in last year.

QUESTIONS?

Warrior Gold Mine

CiTi corporation

Warrior 2006-2007


EXPLOSIVE

Exciting 2006

... explosive 2007

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

CiTi corporation

What we have done:

- Completed purchase of main mining and development equipment







What we have done:

- ➢ **Completed the main access decline into the Warrior gold resource**





Access decline
Warrior West
Warrior East



What we have done:

- **Started on the first mining level**


2006/10/14

What we have done:



Intersected the gold ore zone as planned

What we have done:

- **Started stockpiling gold ore at the surface**



What we have done:

CITI corporation

- ➢ Transported ore from mine and
- ➢ Re-commissioned processing plant



... and poured gold

CiTi corporation



2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

We are now installing the main ventilation shaft





CITI corporation



... nearly complete

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Also provides second means to exit mine





Next year ......

corporation



mine first level
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year ......



mine next levels
Extend internal decline down
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year ......



mine (stope) between levels
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year .....


add new levels
Decline upwards
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year ......



Production mining

Warrior Gold Mine
E03 development

Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year ......



top levels developed
N
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Next year ......



top area mined
N
Warrior Gold Mine
E03 development
Drawn: GEF November 24, 2006
Scale: 1: 1000

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Drilling targets next year



Scale: 1: 1000
Drawn GEF 18/7/2006
Golden Alexander
Sons of Freedom
Warrior West
DRILL SITE
Washington Open Pit
Warrior West Area
Warrior E3 Resource
7775500N
7775000N
N

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

Warrior Mine Plan

40,000 oz gold

7,200m diamond drilling

1,392m decline development

2,570m Ore (level) development

15,000t development trucking

180,000t ore haulage

72,000m production drilling

40,000 2.4m rockbolts

8,000 6m cable bolts

2,000 12m cable bolts

62,000m² mesh



Cross Section

2007 = Safe Profitable Production


Thank You

QUESTIONS TO GARRY?

CiTi corporation

Finances

The Year in Review
2005-06 Financial Year

Matthew Martin



2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

CiTi corporation

Financial Position at 30 June 2006

- Net Assets $152M –
  - increased 43%
- Share price 32c – as at Friday 24 November 50.5c
  - increased 129%
- Market capitalisation –
  - trebled to $181M - as at Friday 24 November $304m
- Raised $13.8M assisted to complete Warrior and eliminate debt.

Financial Position

- Convertible Note 'CTOG'
  - returning 12%-17%
- Debt reduced in June, eliminated Sept resulting in removal of charge on company.
- Cash & equivalents $2.2M, compared to $0.63M in 2005
- Loss - reduced by $1.6M (28%), compared to 2005

Citigold Expenditure


Marketing 2%
Travel 2%
Office Admin 5%
Assays freight 1%
Tenements 1%
Contractors 3%
Insurance 3%
Labour 26%
Corp Compliance 4%
Consultants 6%
Consumables 18%
Finance costs 11%
Equipment 17%

Mine Consumables



Oils & Greases 0%
Gas 0%
Drill Rod & Bits 21%
Spare Parts 17%
Ground Support 14%
Explosives 12%
Materials 12%
Diesel 10%
Electricity 10%
Cyanide 3%
Tyres 1%
Petrol 0%
Other 0%
Wear Parts 0%

Next Year - 2006-2007

- Cash flow from Warrior
- Gross Revenue from Warrior
  - 40,000 ounces per year at A$750 per ounce
  - Equals $30 Million gross revenue
- Keep visiting site

  - ensure managers/staff accountable

  - efficient and effective mine operation

QUESTIONS TO MATTHEW?

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

AGENDA

- Formal Business of AGM

RESOLUTION 1

- **Re-election of Mr. Terence Willsteed**

"That Mr. Terence Willsteed, as a consequence of his mandatory ceasing to act as a Director, be elected as a Director of Citigold Corporation Limited"

CiTi corporation

RESOLUTION 2

- **Authorise the Issue of 20,000,000 Ordinary Shares**

"That in accordance with the provisions of the Australian Stock Exchange ("ASX") Listing Rule 7.1 and for all other purposes, the Company and the directors of the Company are hereby authorised to issue 20,000,000 fully paid ordinary shares on the terms and conditions in the attached Explanatory Memorandum"

RESOLUTION 3

- **Remuneration Report**

" That the Remuneration Report section of the Directors' report for the company for the year ended 30 June 2006 be adopted".

CiTi corporation

RESOLUTION 4

- **Issue of options to Mr. Foley**

" That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 3,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr. John Foley, Non-Executive Chairman, on the terms and conditions described in the Explanatory Notes"

RESOLUTION 5

- **Issue of options to Mr. Lynch**

" That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approved the issue of 10,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr. Mark Lynch, Managing Director, on the terms and conditions described in the Explanatory Notes."

CiTi corporation

RESOLUTION 6

- **Issue of options to Mr. Willsteed**

" That pursuant to Chapter 2E of the corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 750,000 options to subscribe for fully paid ordinary shares in the Company to Mr. Terence Willsteed, Non-Executive Director, on the terms and conditions described in the Explanatory Notes".

CiTi corporation

Citigold
Just the Beginning







Thank you

2006 Annual General Meeting
Citigold Corporation Limited
ABN 30 060 397 177

CiTi corporation

- *The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:*
- *The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. He is a geologist and employed by CTO as Chief Operating Officer. Mr Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. He has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

- *DISCLAIMER:* This presentation is intended to provide general information and is not intended to constitute legal, financial, accounting, tax, investment consulting or other professional advice or services. The information that is not about Citigold Corporation is collected from various sources, most of which do not guarantee or warrant correctness. Whilst the information has been collected with reasonable care, we do not guarantee or give any warranty as to its correctness. Although the information has been obtained from sources considered and believed to be both reliable and accurate, no responsibility is accepted for any opinion expressed or for any error or omission in that information. We shall not be liable for any special, direct, incidental, consequential or punitive damages or any other damages or loss whatsoever whether in an action of contract, statute, tort (including without limitation, negligence) or otherwise relating to the use of this presentation or information.

Citigold Corporation Limited
ANNOUNCEMENT

28 November 2006

Annual General Meeting
Outcome of Resolutions

At the Company's annual general meeting held today the resolutions put to members and the outcome of those resolutions were as follows:

RESOLUTION 1 - Re-Election of Mr Terence Willsteed

"That Mr Terence Willsteed, as a consequence of his mandatory ceasing to act as a Director, being eligible offers himself for election as a Director of the Company, be elected as a Director of Citigold Corporation Limited."

Outcome of Resolution 1 = Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 236,612,607

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
228,919,809	86,680	425,160	7,180,958

RESOLUTION 2 - Authorise the Issue of 20,000,000 Ordinary Shares

"That in accordance with the provisions of Australian Stock Exchange ("ASX") Listing Rule 7.1 and for all other purposes, the Company and the directors of the Company are hereby authorised to issue 20,000,000 fully paid ordinary shares on the terms and conditions as contained in the attached Explanatory Memorandum".

Outcome of Resolution 2 = Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 236,612,607

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
214,391,033	13,037,645	204,710	8,979,219

RESOLUTION 3 - Remuneration Report

"That the Remuneration Report section of the directors' report for the Company for the year ended 30 June 2006 be adopted."

Note: the vote on this resolution is advisory only and does not bind the Company or its Directors.

Outcome of Resolution 3 – Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 236,612,607

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
219,951,606	7,061,283	491,755	9,107,963

RESOLUTION 4 - Issue of options to Mr Foley

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 3,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr John Foley, Non-Executive Chairman, on the terms and conditions described in the Explanatory Notes".

Outcome of Resolution 4 – Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 233,425,238

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
189,834,744	34,313,568	2,122,390	7,154,536

RESOLUTION 5 - Issue of options to Mr Lynch

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 10,000,000 options to subscribe for fully paid ordinary shares in the Company to Mr Mark Lynch, Managing Director, on the terms and conditions described in the Explanatory Notes"

Outcome of Resolution 5 – Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 165,967,891

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
136,738,550	19,878,799	2,196,006	7,154,536

RESOLUTION 6 - Issue of options to Mr Willsteed

"That pursuant to Chapter 2E of the Corporations Act and ASX Listing Rules 7.1 and 10.11 and all other purposes, shareholders approve the issue of 750,000 options to subscribe for fully paid ordinary shares in the Company to Mr Terence Willsteed, Non – Executive Director, on the terms and conditions described in the Explanatory Notes".

Outcome of Resolution 6 – Passed on show of hands

The total number of proxy votes exercisable by all proxies validly appointed was 236,612,607

The instructions in respect of the proxies were:

FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
192,782,698	34,627,658	2,086,215	7,116,036

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

STRATEGIC BUSINESS SUMMARY *- Citigold Corporation is an emerging gold producer controlling Australia's richest goldfield located at Charters Towers in North Queensland. The mesothermal gold deposit has previously produced 6.6 million ounces (oz) of gold at 34 g/t. The gold resource is 10 million oz with the potential to expand. Gold output is planned to increase from 40,000 oz to 250,000 oz per year with a mine life of 30 years. Gold production is un-hedged and targets average cash cost to produce gold under A$250 per oz. The first mine, Warrior, began gold production in 2006 at 40,000 oz per year.*

Citigold Corporation
ANNOUNCEMENT

5 December 2006

Appendix 3B

Citigold Corporation Limited advises that a total of 2,288,332 shares have been allotted through the exercise of options previously issued.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) Two million, two hundred and forty six thousand, six hundred and sixty five (2,246,665) shares b) Twenty five thousand (25,000) shares c) Sixteen thousand, six hundred and sixty seven (16,667) shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment.	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	(a) 15 cents – Options (b) 32 cents – Options (c) 37 cents – Options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	605,921,544	Fully paid ordinary shares
		4,523,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,102,001 options	Options expiring 6 December 2006
		1,995,817 options	Options expiring 17 March 2008
		4,872,938 options	Options expiring 20 July 2008
		6,334,045 options	Options expiring 19 September 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 5 December 2006
(Company Secretary)

Print name: Matthew Martin

== == == == ==

Citigold Corporation
ANNOUNCEMENT

8 December 2006

Appendix 3B

Citigold Corporation Limited advises that a total of 8,127,001 shares have been allotted through the exercise of options previously issued.

Matthew Martin
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton Queensland Australia
Phone: +61 7 3870 8000 Fax: +61 7 3870 8111 Email: info@citigold.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Eight million, one hundred and twenty seven thousand and one (8,127,001) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares rank equally with existing quoted securities
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	614,048,545	Fully paid ordinary shares
		4,523,958	Convertible Notes redeemable by 29 March 2007

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,970,817 options	Options expiring 17 March 2008
		4,872,938 options	Options expiring 20 July 2008
		6,334,045 options	Options expiring 19 September 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for +receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and +prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36. ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 8 December 2006

Print name: Matthew Martin

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